Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mother Road Brewing Company
1300 East Butler Avenue, Suite 200
Flagstaff, AZ 86001
https://motherroadbeer.com/

Up to $1,152,761.00 in Class B Common Stock at $1.00
Minimum Target Amount: $250.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Mother Road Brewing Company
Address: 1300 East Butler Avenue, Suite 200, Flagstaff, AZ 86001
State of Incorporation: AZ
Date Incorporated: January 29, 2010

Terms:

Equity

Offering Minimum: $250.00 | 250 shares of Class B Common Stock
Offering Maximum: $1,152,761.00 | 1,152,761 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perk

Early Bird Tier 1 - Invest $10,000+ within the first 2 weeks and receive 2% bonus shares.

Early Bird Tier 2 - Invest $20,000+ within the first 2 weeks and receive 3% bonus shares.

Early Bird Tier 3 - Invest $50,000+ within the first 2 weeks and receive 5% bonus shares.

Amount-Based Perks

Wigwam Motel — Invest $250 and receive a limited edition Shareholder hat.

Roy's Cafe — Invest $500+ and receive a limited edition Shareholder hat and a $25 Gift Card for the taproom.

Blue Whale of Catoosa — Invest $1,000+ and receive a Shareholder Hat and a $50 gift card for the taproom.

Chain of Rocks Bridge — Invest $10,000+ and receive a Shareholder Hat and sensory training at the Brewery for 2.

Cadillac Ranch — Invest $25,000+ and receive a private brewery tour and tasting with the CEO & COO + limited edition Shareholder hat.

Jackrabbit 'Here It Is' — Invest $50,000+ and brew your own beer with the Mother Road crew to be served at the tap room + limited edition Shareholder hat.

*Note that all investors will be included on Shareholder emails for invites to Shareholder events. Shareholder hats and gift cards will be provided after the investment period ends with shipping and handling costs covered by Mother Road Brewing Company. Personal sensory trainings, brewery tours, tastings, and personal brewing experience will be scheduled at mutually convenient dates and times. Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mother Road Brewing Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

At Mother Road Brewing Company ("MRBC" or "Mother Road" or the "Company"), our values are more than just words: They represent who we are at our core, our unique history, and the contributions of our talented brewers and hosts. They are a compass for everything we do, including how we interact with our employees, community, guests, and business partners. As Mother Road Brewing Company adapts over time, our values will remain the same.

The purpose of Mother Road is to brew distinguished beers and build community one pint at a time.

Business Model

The Company's business model consists of beverage sales currently focused in the southwestern United States. Our products are sold across three states in our brick-and-mortar locations and at independent locations and chains such as Kroger, Safeway/Albertson's, Whole Foods, Genuine Concepts, Fox Restaurant Concepts, Bashas', Sprouts, QT, Circle K, Twin Peaks, Zipp's, and more.

Corporate Structure

Mother Road Brewing Company (Mother Road) was incorporated in January 2010 under the laws of the state of Arizona.

Hospitality on 66, LLC was formed in January 2022 under the laws of the state of Arizona. H66 operates a pub with related merchandise in Flagstaff, Arizona. H66 is wholly owned by Mother Road.

Western Welcome, LLC was formed in August 2021 under the laws of the state of Arizona. Western Welcome was formed to eventually hold trademarks. Western Welcome is wholly owned by Mother Road. There was no activity during 2023.

Inverted 99, LLC was formed in July 2022 under the laws of the state of Arizona. Inverted 99 is wholly owned by Mother Road.

Competitors and Industry

Competitors

In the competitive landscape of the craft beer industry, Mother Road Brewing faces competition from various fronts. Beyond contending with other craft brewers like The Shop Brewing in Tempe, AZ, and Four Peaks, recently acquired by Anheuser Busch, there's a broader rivalry against all craft beer producers. Additionally, we compete against hard alcohol spirits, ready-to-drink beverages, and other similar products.

Our competitive edge of Mother Road lies in our community engagement efforts, emphasizing nostalgia and fostering connections with its local community. We were ranked #6 by Nielsen for Arizona brands in 2023. We strive to differentiate ourselves by prioritizing sustainability and implementing community-building programs, aiming to create a warm and fuzzy atmosphere for our patrons.

Industry

The Craft Beer industry is a $28.4B market nationally. MRBC operates in its home state of Arizona and in New Mexico and Southern Nevada. The population of this geographic market is 11.68 million residents covered by the Company's three distribution contracts.

Specifically, Arizona is the 14th fastest-growing state in population. Our ACV% in Arizona is under 70% with further room to grow in the home state. Our reach in New Mexico and Southern Nevada launched in 2023 and we foresee long runways in these regions.

Source: https://www.beervanablog.com/beervana/2024/2/14/craft-beer-has-been-flat-for-eight-years

Source: https://www.indexmundi.com/facts/united-states/quick-facts/compare/arizona.new-mexico

Source:
https://en.wikipedia.org/wiki/Southern_Nevada#:~:text=Geographically%2C%20parts%20of%20Southern%20Nevada,

(i.e.%2C%20Clark%20County).

Source: https://worldpopulationreview.com/state-rankings/fastest-growing-states

Current Stage and Roadmap

Current Stage

Mother Road Brewing Company ('MRBC') has been around for over a decade, but is in a continued growth phase of both new products and expanded geographic distribution.

The Company currently distributes in three states and saw nearly $10M in revenue for 2023. Three main distributors comprise our network with over 5,300 points of distribution both on and off-premise.

We launched a new product, Double 6, in 2024. The non-alcoholic beer is slated to launch in March/April 2025. The Flavored Malt Beverages ('FMBs') are now being tested in-house and at the tap room and are expected to launch by mid-year 2025.

Future Roadmap

The Company is focused on fueling expansion into southern Nevada and New Mexico, as well as developing some new products like non-alcoholics and ready-to-drink beverages.

We also aim to be in the Top 100 U.S. Craft Breweries (per the Brewers Association) and reach One Million Cheers! (i.e. 80,000 BBLs of production).

Canned cocktails are in development for a planned Q3 2025 testing and mini-launch. We also intend to hire a new craft consultant (sales rep) for the Tucson market by January 30, 2025. This is uncovered territory and a market area of approximately 1M people.

The Team

Officers and Directors

Name: Michael Marquess

Michael Marquess's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, President, CEO, Principal Accounting Officer, and Chairman of the Board
  Dates of Service: January, 2010 - Present
  Responsibilities: Michael owns the mission. He currently receives an annual salary of $152,000 and owns 52.86% of the company's equity.

Other business experience in the past three years:

- Employer: Arizona Forward
  Title: Director
  Dates of Service: December, 2021 - Present
  Responsibilities: Michael is a member of the Board of Directors.

Other business experience in the past three years:

- Employer: HRM Advisory Board at NAU
  Title: Director
  Dates of Service: October, 2022 - Present
  Responsibilities: Michael is a member of the Advisory Board of Directors.

Other business experience in the past three years:

- Employer: ABV Dinner
  Title: Board Member
  Dates of Service: February, 2020 - Present
  Responsibilities: Michael is a member of the Board of Directors.

Name: Peter Kruger

Peter Kruger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Peter is responsible for directing operations at the Butler Street production brewery. He receives $150,000 annual salary.

Other business experience in the past three years:

- Employer: Bear Republic Brewing Company
  Title: Chief Operating Officer
  Dates of Service: June, 2006 - March, 2023
  Responsibilities: Peter directed Brewing Operations.

Other business experience in the past three years:

- Employer: Conscious Container
  Title: Board Member
  Dates of Service: October, 2022 - Present
  Responsibilities: Peter provided technical expertise to Board of Directors

Name: Gordon Penberthy

Gordon Penberthy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Sales Officer
  Dates of Service: August, 2023 - Present
  Responsibilities: Gordon manages the Craft Consultant sales team which consists of two street level sales reps plus a national account manager. He sets the sales goals for each of the three states Mother Road Beer is distributed in and manage the distributor performance in each of these markets. He also sets and manages the pricing for each of the three states as well as oversee all trade marketing and events. He receives an annual salary of $90,000.

Other business experience in the past three years:

- Employer: Hensley Beverage Company
  Title: Key Account Manager
  Dates of Service: August, 1994 - June, 2023
  Responsibilities: In Gordon's last role at Hensley Beverage Company he was one of two Key Account Managers who called on and managed the bar and restaurant chain business in Arizona. He was responsible for selling and marketing of the beer brands being offered through the Hensley portfolio into these types of accounts.

Name: Stephen Popelka

Stephen Popelka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2020 - Present
  Responsibilities: Stephen reviews and approves plans for capital raises. Stephen does not receive compensation.

Name: Dennis Alonso

Dennis Alonso's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Dennis is a Board of Directors member and a shareholder. Dennis receives a $200 monthly Board

stipend.

Name: Jason (Jay) Bowers

Jason (Jay) Bowers's current primary role is with CertaPro Painters. Jason (Jay) Bowers currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director (part-time)
  Dates of Service: September, 2023 - Present
  Responsibilities: Jason is an investor and a member of the Board of Directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: CertaPro Painters
  Title: President
  Dates of Service: December, 1999 - Present
  Responsibilities: President and CEO of CertaPro Painters of Northern Arizona for almost 25 years; with offices in Flagstaff, Prescott, and Sedona.

Name: Dan Tavrytzky

Dan Tavrytzky's current primary role is with Hudson Cavanaugh. Dan Tavrytzky currently services Variable hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2025 - Present
  Responsibilities: Board Member assisting with strategy and vision for the future growth of the company.

Other business experience in the past three years:

- Employer: Hudson Cavanaugh
  Title: President
  Dates of Service: September, 2010 - Present
  Responsibilities: Run the day to day of the business strategy and growth.

Other business experience in the past three years:

- Employer: Grand Canyon Resort Corporation
  Title: Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Assist in the strategy and vision of the company's future growth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
The market for craft breweries is highly competitive. The Company expects to face additional competition from its existing competitors, such as Four Peaks, San Tan, New Belgium, Sierra Nevada, The Shop, La Cumbre, and Able Baker, as well as new market entrants in the future. The Company's current and potential competitors vary by size, product offerings and geographic region. These competitors may elect to partner with each other or with focused companies like the Company to grow their businesses. Some of these competitors have more personnel and significantly more cash resources than the

Company. Many of the Company's current and potential competitors have substantially greater financial, technical, and marketing resources, larger customer bases, longer operating histories, greater brand recognition, and more established relationships in the industry than the Company does. There is no assurance that the Company will be able to successfully compete with these competitors. It is also possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and inability to secure market share, any of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
To date, the Company has operated as a small privately held brewery. Currently, the Company seeks to implement a significant growth strategy and is raising capital under this Subscription Agreement for that purpose. Therefore, the Company's prospects must be evaluated in light of the risks and uncertainties encountered by an established privately held company in its early stage of implementing a significant growth strategy. The new and evolving markets in which the Company operates make these risks and uncertainties particularly pronounced. To address these risks, the Company must, among other things, successfully implement its sales and marketing strategy, respond to competitive developments, attract, retain, and motivate qualified personnel, continue to develop and upgrade its products and services more rapidly than its competitors, and there are no assurances it will be able to do so.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • building construction and zoning requirements; •environmental matters; •health and safety codes; •liquor sales; •the preparation, labeling and sale of alcohol; and •employment. Our operations are subject to regulation under state and local laws, including business, health, fire and safety codes. Also, various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, the Federal Affordable Care Act, child labor laws and anti-discrimination laws. We will specifically rely on liquor licenses to operate our Breweries, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws will not have a material effect on our operations, there can be no assurance that we will not experience material difficulties or failures with respect to compliance. Our failure to comply with these laws could result in required renovations to our facility litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of the Brewery, any of which could adversely affect our business, operations and our reputation. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. In addition, we cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing

activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Lack of Transferability of Shares
A purchase of Shares under this Subscription Agreement should be considered only as a long-term investment that will not be readily marketable. A purchaser of the Shares may not be able to realize cash upon an investment in the Company prior to dissolution of the Company because (i) it may not be possible to find a buyer for a purchaser's Shares because there is no established market for the Shares; (ii) the Shares are subject to restrictions on transfer contained in the Bylaws; and (iii) the sale, transfer or other disposition of the Shares will be subject to restrictions imposed by federal and state securities laws and regulations, including without limitation, those promulgated by the Securities and Exchange Commission and the Arizona Corporation Commission. Accordingly, no person should purchase Shares with funds which may need to be converted readily into cash.

Need for Additional Capital
The Company's ability to implement its plan of operations for growth is significantly contingent upon the receipt of the net proceeds from this Subscription Agreement and proceeds from other subscription agreements and thereafter upon its ability to successfully implement its growth plan within its available resources. It is intended that the Company may require additional funds in the future. The terms of another securities offering may be substantially different from the terms of this Subscription Agreement. Thus, future investors may be able to purchase shares issued by the Company on terms and conditions that are materially different from the purchase price and terms of this Subscription Agreement. There are no assurances that the Company would be successful in any such efforts to raise equity capital. The Company may need to borrow funds, either from a bank or other sources, in order to satisfy its future working capital or other financial needs. The Company cannot determine precisely what its working capital and other financial needs will be in the future, and it may not be possible for the Company to borrow or otherwise obtain such funds. In addition, any debt financing that the Company may obtain in the future could have restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. If the Company cannot obtain additional equity capital or borrowed funds, it may be unable to satisfy its future needs for capital and this may have a serious and adverse impact on the Company's business.

Ability and Willingness to Accept Risk
The financial success of the Company will depend upon factors beyond the control of the Company and its management, including without limitation, general economic conditions and a potential lack of a market for the Company's products and

services, as well as upon the ability of the management team to successfully formulate and execute its business plan. Accordingly, the suitability of an investment in the Shares by a prospective investor will depend upon, among other things, such person's investment objectives and such person's ability to accept speculative risks.

Financial Risk and Projections
It must be recognized that projections regarding the Company's future performance are subject to a high level of risk and uncertainty. The Company will require significant capital investment for equipment, facilities, and inventories. The availability and cost of financing may be affected by a variety of factors, including economic conditions, interest rates, and credit markets. Potential investors have been advised to consult with their own legal, tax and financial advisors with respect to these and other risks. The projections are based upon assumptions that management believes are reasonable, but there are no assurances that such assumptions will prove to be accurate.

Private Offering Exemption
The offer and sale of Shares under the Subscription Agreement is being made in reliance on an exemption from registration contained in the Act and the rules and regulations thereunder and on similar exemptions from the qualification provisions of applicable state Shares laws. No regulatory authority has reviewed the terms of this transaction, the disclosure of risks and the fairness of the terms of this transaction or the business of the Company. Investors in the Company must also recognize that they do not necessarily have any of the protections afforded by applicable federal and state securities laws as may be provided in registered and/or qualified offers and therefore must judge the fairness of the terms of this transaction and the adequacy and accuracy of the disclosures in the Subscription Agreement without the benefit of prior review by any regulatory agency.

Operational Uncertainty
The success of the Company depends on the efficient operation of the manufacturing process, quality control, and supply chain management. Any breakdown in the production process or quality issues could negatively impact the brand image, sales, and profitability.

Licensing Problems
The Company could lose its licenses to sell alcoholic beverages or have its hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where the Company is located or as a result of any changes in legislation governing licensed premises in the various jurisdictions in which the Company is located or may be located, with a material adverse effect on the Company’s consolidated financial results and on your investment.

Reliance on Narrow Market
The Company's revenues will be 100% dependent on revenue related to the Company's products and brewery-related services. As a result, factors adversely affecting the pricing of or demand for the products and services, such as competition, governmental controls, technological change, and availability of raw materials from a variety of countries around the world for various reasons including without limitation, political, natural, economic and other reasons, could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in managing these factors.

Economic Trends and Market Risk
The Company is subject to changes in consumer preferences, trends, and competition from other breweries and alcoholic beverages. The Company is also subject to macroeconomic fluctuations in the U.S. economy. Recent macroeconomic issues involving the broader financial markets have negatively impacted the economy and may negatively affect the Company's growth. If the economic climate deteriorates, customers or potential customers could delay, reduce or forego their purchases of the Company's products and services, which could impact the business in a number of ways, including lower prices for the products and services and reduced sales. If the negative macroeconomic conditions persist, or if the economy enters a prolonged period of decelerating growth, the results of operations may be harmed.

Supply Chain Risks
The Company’s success depends on the reliable supply of raw materials, including aluminum cans and ends, cardboard, water, hops, barley, and yeast. Any disruption in the supply chain due to natural disasters, disease and other factors could negatively impact sales, production, and profitability.

Changes in Market Size and Dynamics
Risks applicable to the Company's business include, but are not limited to, a rapidly changing industry, an evolving business model and the management of growth. To address these risks, the Company must, among other things, implement and successfully execute its business and marketing strategy, further develop its marketing capabilities, develop, acquire and provide superior products and services, develop and implement financial and other business systems, respond to a rapidly changing industry in competitive developments and attract, retain and motivate qualified personnel. There are no assurances that the Company will be able to implement its business plan, achieve the objectives set forth in its financial projections or achieve the level of operating revenues or income sufficient to enable it to continue as a going concern or grow as projected. The Company’s market is characterized by rapidly changing technology, evolving industry standards, and frequent new product announcements, all of which impact the way the Company's products and services are marketed. To be successful, the Company must adapt to the rapidly changing market by continually improving the performance, features, and reliability of its products and services and modifying its business strategies accordingly. The Company could also incur

substantial costs if it needs to modify its products and services in order to adapt to these changes. The Company may not be able to timely adapt to changing technologies, if at all. The Company's ability to sustain and grow its business would suffer if it fails to respond to these changes in a timely and cost-effective manner. The Company's failure to provide products and services to compete with new product innovations or the obsolescence of its products and services could lead it to lose current and potential customers or could cause it to incur substantial costs, which would harm its operating results and financial condition. The Company's introduction of new alternative products and services that have lower price points than current offerings may result in its existing customers switching to the lower-cost alternatives, which could reduce the Company's revenue and have a material adverse effect on its operating results.

Ability to Attract Customers
The Company's success depends on its ability to attract customers to the brewery and its products in a cost-effective manner. Its methods of attracting customers can involve costs, regardless of whether it acquires new customers. Even if the Company is successful in attracting new customers, the cost involved in these efforts may negatively impact its results of operations. If the Company is unable to enhance or maintain the methods it uses to reach consumers, the costs of attracting customers using these methods significantly increase, or it is unable to develop new cost-effective means to obtain customers, the Company's ability to attract new customers to the business and results of operations would be harmed.

Customer Service and Satisfaction
The Company believes that its success depends on its ability to provide customers with quality service that not only meets the Company's stated commitments but meets and then exceeds customer service expectations. If the Company is unable to provide customers with quality customer support in a variety of areas, it could face customer dissatisfaction, decreased overall demand for its services, and loss of revenue. In addition, the Company's inability to meet customer service expectations may damage its reputation and could consequently limit its ability to retain existing customers and attract new customers, which would adversely affect its ability to generate revenue and negatively impact its operating results.

Intellectual Property and Trademarks
The Company relies on a combination of trademark, trade secret and copyright law and contractual restrictions to protect its intellectual property. These protective measures afford only limited protection. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and services or to obtain and use information that the Company considers proprietary. The Company's primary brand is "Mother Road Brewing Company." Competitors may adopt similar names, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of marks that are similar to Mother Road Brewing Company. Any claims or customer confusion related to such marks could damage the Company's reputation and brand and substantially harm the business and results of operations. Further, third parties may sue the Company for infringing its intellectual property rights, or the Company may need to resort to litigation to enforce its intellectual property rights or to determine the scope and validity of third-party proprietary rights. The cost of any litigation or other proceeding relating to intellectual property rights, whether or not initiated by the Company and even if resolved in the Company's favor, could be substantial, and the litigation would divert management's efforts from growing the business. Some of the Company's competitors may be able to sustain the costs of complex intellectual property litigation more effectively because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit the ability to continue the Company's operations.

Domain Names
The Company is currently the registrant of the Internet domain name for its website, www.motherroadbeer.com. Domain names generally are regulated by Internet regulatory bodies and are controlled also by trademarks and other related laws. If the Company loses the ability to use its domain name, the Company could be forced to either incur significant additional expenses to market its products and services, including the development of a new brand and the creation of new promotional materials and packaging. Furthermore, the regulations governing domain names and laws protecting trademarks and similar proprietary rights could change in ways that block or interfere with the Company's ability to use relevant domains or its current brand. Also, the Company might not be able to prevent third parties from registering or retaining domain names that interfere with its consumer communications or infringe or otherwise decrease the value of its trademarks and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or modify the requirements for holding domain names. As a result, the Company might not be able to acquire or maintain the domain names that utilize the name "www.motherroadbeer.com" in all of the countries in which it currently or intends to conduct business.

Management and Funding of Growth
In the event that significant growth of the Company's revenues and/or revenue opportunities occur, such growth may place a significant strain upon the Company's management systems and resources, including without limitation working capital needs. The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis; expand, train and manage its personnel; acquire needed raw materials and packaging; and to rapidly fund all of the foregoing. There can be no assurance that the Company will be able to do so successfully. The Company's failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future performance also depends in significant part upon the continued service of its key technical, sales and senior management personnel.

Additional Risks Associated with Expansion
The Company's ability to achieve significant revenue growth in the future will also depend in large part on its success in recruiting and training sufficient tap room and guest service staff in how to provide the products and services. The Company may not be able to recruit and train such staff. If the Company cannot recruit and train such taproom and guest service staff as it intends, the Company's ability to expand and increase revenue may be harmed.

Reliance on Certain Personnel
The Company's growth strategy depends on its ability to identify, hire, train, and retain executives, operations employees, and sales and senior management personnel who maintain relationships with the Company's customers and who can provide the operational, strategic, and marketing skills required for the Company to grow. There is no assurance that the Company will be able to recruit or retain qualified personnel, and this failure could cause its operations and financial results to be negatively impacted.

Government Regulation
The Company is subject to varying degrees of regulation regarding the production, distribution, and sale of alcoholic beverages in each of the jurisdictions in which it provides products and services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. Future regulatory, judicial, and legislative changes may have a material adverse effect on the Company's ability to deliver services within various jurisdictions and/ or to acquire raw materials from within those jurisdictions at reasonable prices, timing or at all.

Wage Increases
The Company's labor costs may increase if there are significant changes to the minimum wage or other labor laws, which could lead to higher operating expenses and a reduction in profits. The impact of such wage increases may be particularly significant if the Company employs a large number of workers, such as during peak production periods. The Company may not be able to offset these additional costs by increasing prices or reducing other expenses, which could adversely affect its financial performance. Additionally, if the Company is unable to retain its current workforce due to these wage increases, it may be required to incur additional costs to hire and train new employees, further impacting its financial performance.

Wastewater and Environmental Oversight
As a producer of alcoholic beverages, the Company is subject to a variety of environmental regulations related to the management and disposal of wastewater and other waste materials. Failure to comply with these regulations could result in penalties, fines, or other sanctions imposed by regulatory authorities, which could negatively impact the Company's financial performance. Additionally, any negative publicity or reputational damage resulting from such violations could harm the Company's brand and result in reduced sales or customer loyalty. The costs of complying with environmental regulations, including the implementation of new technology or equipment, could also increase the Company's operating expenses and negatively impact its financial performance. The Company may also be subject to other environmental risks, such as the impact of climate change on its raw materials or the costs of remediation in the event of a spill or other environmental incident.

Regional Control Issues
The Company may enter into agreements with distributors to distribute its products to retailers and consumers that maintain regional control in the area in which the Company operates. However, if the Company relies too heavily on a single distributor, it may face increased risks if that distributor experiences financial difficulties, changes its business strategy, or otherwise fails to perform as expected. Additionally, if the distributor decides to reduce the amount of the Company's products it carries or increase its fees, the Company may be required to find alternative distribution channels or accept lower revenues, which could adversely affect its financial performance.

Regulatory requirements are cumbersome and expensive
Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently. Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products. Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely

affect our sales and operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael W. Marquess as Trustee of the Michael W. Marquess Trust	21,105,000	Class A Common Stock	52.86%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,152,761 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 45,000,000 with a total of 40,039,870 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,066,737 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The amount outstanding above assumes the Company will close on all investment commitments from the prior crowdfunding raise. This amount outstanding may decrease slightly in the event that not all investment commitments are closed on.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,653,242.00
  Number of Securities Sold: 59,591
  Use of proceeds: Continued volume increases, geographic growth, new products, and debt reduction.
  Date: March 31, 2024
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,037,310.34
  Number of Securities Sold: 1,035,618
  Use of proceeds: R&D, Expansion, Equipment, Capital Reserves
  Date: January 06, 2025
  Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $31,119.00
  Number of Securities Sold: 31,119
  Use of proceeds: Not applicable
  Date: January 06, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2023 compared to year ended December 31, 2022</u>

Revenue

In 2023, we generated $9.9M in revenue compared to $8.4M in 2022. This increase is largely due to increased efficiencies in our brewhouse.

Cost of sales

Cost of sales totaled $5.7M in 2023 compared to $4.8M in 2022. This increase is in relation to the corresponding increase in revenue.

Gross margins

Gross margins in 2023 were 42.42% and 42.8% in 2022. Our increase in revenue and increase in cost of sales were fairly similar.

Expenses

In 2023, expenses were a total of $5.2M compared to $4.4M in 2022. Our company grew over the last two years and therefore took on additional operational expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we plan to further expand into additional geographic locations to increase revenue.

Past cash was primarily generated through sales. Our goal is to further increase revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2024, the Company has capital resources available in the form of $110,000 cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the Company is on its path to returning to profitability, these Reg CF funds will be integral in the repayment of current A/P, R&D for new beverages, and expansion into new markets. The Company could likely continue with cash from operations and continued Reg D stock and debt offerings, but we believe the Reg CF raise will be definitive funding.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe we can operate indefinitely. This assumes revenues of $575,000 per month and expenses of $525,000 at Mother Road Brewing Company ('MRBC') and does not include the operations of Hospitality on 66, LLC which holds the tap room operations for Mother Road Brewing Company. The $525,000 of monthly expenses are for typical COGS, labor, and overhead expenses.

The opportunities in growth and R&D would not be accomplished without the Reg CF funding.

How long will you be able to operate the company if you raise your maximum funding goal?

Using the same assumptions and budget as above, the Company would run indefinitely, and accomplish its geographic expansion goals, new R&D beverages and brands, and a rapid paydown of current A/P.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The option to use our existing Reg D shareholder base and community funding is available. There is likely $500,000 in available resources in the immediate Northern Arizona market.

Indebtedness

- Creditor: Small Business Administration - EIDL
  Amount Owed: $1,000,000.00
  Interest Rate: 4.0%
  Maturity Date: June 01, 2050

- Creditor: Live Oak Bank
  Amount Owed: $1,043,839.00

Interest Rate: 11.25%
Maturity Date: September 03, 2032

- Creditor: Live Oak Bank DT Renovate
Amount Owed: $721,453.00
Interest Rate: 10.5%
Maturity Date: June 22, 2031

- Creditor: Dennis Alonso
Amount Owed: $21,589.00
Interest Rate: 12.0%
Maturity Date: March 08, 2026

- Creditor: Dennis Alonso
Amount Owed: $124,930.00
Interest Rate: 9.63%
Maturity Date: November 05, 2026

- Creditor: Dennis Alonso
Amount Owed: $75,000.00
Interest Rate: 11.0%
Maturity Date: January 04, 2025

- Creditor: Dennis Alonso
Amount Owed: $75,000.00
Interest Rate: 10.0%
Maturity Date: May 01, 2025

- Creditor: Teo Melis
Amount Owed: $31,262.00
Interest Rate: 7.0%
Maturity Date: November 04, 2027

- Creditor: Tim & Kristina Rosenow
Amount Owed: $10,000.00
Interest Rate: 4.0%
Maturity Date: March 16, 2026

- Creditor: Gregory Novak
Amount Owed: $50,000.00
Interest Rate: 4.5%
Maturity Date: October 09, 2024

- Creditor: Michael Dallam
Amount Owed: $4,000.00
Interest Rate: 4.5%
Maturity Date: March 13, 2025

- Creditor: Dennis Alonso
Amount Owed: $5,000.00
Interest Rate: 4.0%
Maturity Date: August 22, 2027

- Creditor: Tracy Beard
Amount Owed: $10,000.00
Interest Rate: 4.0%
Maturity Date: August 15, 2026

- Creditor: Andrew Alonso
Amount Owed: $10,000.00
Interest Rate: 4.0%
Maturity Date: April 10, 2026

- Creditor: Wallace and Holly Rande

Amount Owed: $7,500.00
Interest Rate: 6.0%
Maturity Date: May 01, 2027

- Creditor: Falls - Callaghan
  Amount Owed: $29,792.00
  Interest Rate: 7.5%
  Maturity Date: September 05, 2026

- Creditor: Gary Altsisi
  Amount Owed: $5,000.00
  Interest Rate: 4.0%
  Maturity Date: January 01, 2025

- Creditor: Claire and Gary Wendt
  Amount Owed: $10,000.00
  Interest Rate: 4.5%
  Maturity Date: August 08, 2026

- Creditor: Sean Duffy
  Amount Owed: $5,000.00
  Interest Rate: 4.0%
  Maturity Date: May 08, 2025

- Creditor: Domingo Torres
  Amount Owed: $10,000.00
  Interest Rate: 6.0%
  Maturity Date: January 19, 2027

Related Party Transactions

- Name of Person: Dennis Alonso
  Relationship to Company: Bond Holder
  Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
  Material Terms: The present balance is $21,589 with a maturity date of 3/8/2026 and interest rate of 12%.

- Name of Person: Dennis Alonso
  Relationship to Company: Bond Holder
  Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
  Material Terms: The present balance is $124,930 with a maturity date of 11/5/2026 and interest rate of 9.63%.

- Name of Person: Dennis Alonso
  Relationship to Company: Bond Holder
  Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
  Material Terms: The present balance is $75,000 with a maturity date of 1/4/2025 and interest rate of 11%.

- Name of Person: Dennis Alonso
  Relationship to Company: Bond Holder
  Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
  Material Terms: The present balance is $75,000 with a maturity date of 5/1/2025 and interest rate of 10%.

- Name of Person: Teo Melis
  Relationship to Company: Bond Holder
  Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
  Material Terms: The present balance is $31,262 with a maturity date of 11/4/2027 and interest rate of 7%.

- Name of Person: Tim & Kristina Rosenow
  Relationship to Company: Bond Holder
  Nature / amount of interest in the transaction: These individuals are Company Bond Holders.
  Material Terms: The present balance is $10,000 with a maturity date of 3/16/2026 and interest rate of 4%.

- Name of Person: Gregory Novak
  Relationship to Company: Bond Holder

Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $50,000 with a maturity date of 10/9/2024 and interest rate of 4.5%.

- Name of Person: Michael Dallam
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $4,000 with a maturity date of 3/13/2025 and interest rate of 4.5%.

- Name of Person: Dennis Alonso
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $5,000 with a maturity date of 8/22/2027 and interest rate of 4%.

- Name of Person: Tracy Beard
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $10,000 with a maturity date of 8/15/2026 and interest rate of 4%.

- Name of Person: Andrew Alonso
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $10,000 with a maturity date of 4/10/2026 and interest rate of 4%.

- Name of Person: Wallace and Holly Rande
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: These individuals are Company Bond Holders.
Material Terms: The present balance is $7,500 with a maturity date of 5/1/2027 and interest rate of 6%.

- Name of Person: Falls - Callaghan
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $29,792 with a maturity date of 9/5/2026 and interest rate of 7.5%.

- Name of Person: Gary Altsisi
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $5,000 with a maturity date of 1/1/2025 and interest rate of 4%.

- Name of Person: Claire and Gary Wendt
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: These individuals are Company Bond Holders.
Material Terms: The present balance is $10,000 with a maturity date of 8/8/2026 and interest rate of 4.5%.

- Name of Person: Sean Duffy
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $5,000 with a maturity date of 5/8/2025 and interest rate of 4%.

- Name of Person: Domingo Torres
Relationship to Company: Bond Holder
Nature / amount of interest in the transaction: This individual is a Company Bond Holder.
Material Terms: The present balance is $10,000 with a maturity date of 1/19/2027 and interest rate of 6%.

Valuation

Pre-Money Valuation: $41,106,607.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis.

The Company has no Preferred Stock authorized. There are no outstanding options, warrants, or other securities with a right to acquire shares outstanding and there are no shares reserved for issuance under a stock plan.

In making this calculation, the Company has assumed that all investment commitments from the prior crowdfunding raise will be closed on.

Use of Proceeds

If we raise the Target Offering Amount of $250.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Expansion in new territories of Southern Nevada and New Mexico
  25.0%
  We plan to use 25% of the funds to expand into new territories of Southern Nevada and New Mexico. We also plan to continue home growth in Arizona with Craft Consulting salaries, marketing materials, advertising and promotion.

- Research & Development
  19.5%
  We plan to use funds for the research and development of a new Double 6 brand, FMBs and RTDs, and a non-alcoholic Tower Station.

- Equipment
  15.0%
  We plan to allocate 15% of the funds raised for packaging and raw materials for our expansion.

- Retirement of Debt
  18.0%
  We plan on spending 18% of the funds towards retirement of short-term debt (promissory notes and bonds) and A/P.

- Working Capital
  17.0%
  We plan to use 17% of the funds for Capital Reserves for the expansion of fermentation, brewhouse, and glycol plant planned for 2025-2027.

If we raise the over allotment amount of $1,152,761.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  19.5%
  We plan to use funds for the research and development of a new Double 6 brand, FMBs and RTDs, and a non-alcoholic Tower Station.

- Equipment
  15.0%
  We plan to allocate 15% of the funds raised for packaging and raw materials for our expansion.

- Retirement of Debt
  18.0%
  We plan on spending 18% of the funds towards retirement of short-term debt (promissory notes and bonds) and A/P.

- Capital Reserves
  17.0%
  We plan to use 17% of the funds for Capital Reserves for the expansion of fermentation, brewhouse, and glycol plant planned for 2025-2027.

- Expansion in new territories of Southern Nevada and New Mexico
  25.0%
  We plan to use 25% of the funds to expand into new territories of Southern Nevada and New Mexico. We also plan to continue home growth in Arizona with Craft Consulting salaries, marketing materials, advertising and promotion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://motherroadbeer.com/ (motherroadbeer.com/regulationcfshareholders2024).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/motherroadbrewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Mother Road Brewing Company

[See attached]

Mother Road Brewing Company

Year Ended December 31, 2023

BeachFleischman
collaborate forward

Mother Road Brewing Company

Year Ended December 31, 2023

CONTENTS

BeachFleischman
collaborate forward

BeachFleischman

Independent Auditors' Report

Board of Directors
Mother Road Brewing Company
Flagstaff, Arizona

Opinion

We have audited the accompanying consolidated financial statements of Mother Road Brewing Company, which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mother Road Brewing Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Mother Road Brewing Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mother Road Brewing Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Mother Road Brewing Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Mother Road Brewing Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BeachFleischman PLLC

Phoenix, Arizona
May 14, 2024

Mother Road Brewing Company

Consolidated Balance Sheet

December 31, 2023

Assets

Current assets:		
Cash and cash equivalents	$	97,690
Inventory		981,571
Prepaid expenses		136,810
Total current assets		1,216,071
Property and equipment, net		1,956,868
Operating lease assets		952,512
Deposits		11,393
Liquor licenses		20,000
		2,940,773
	$	4,156,844

Liabilities and Shareholders' Deficiency

Current liabilities:		
Current portion of long-term debt	$	247,297
Current portion of debenture bonds payable		50,000
Current portion of note payable, shareholder		161,345
Current portion of finance lease obligation		78,131
Current portion of operating lease obligations		215,300
Accounts payable		680,762
Accrued expenses		561,567
Total current liabilities		1,994,402
Long-term debt, net of current portion		2,828,747
Debenture bonds payable, net of current portion		59,000
Note payable, shareholder, net of current portion		234,611
Finance lease obligations, net of current portion		114,709
Operating lease obligations, net of current portion		737,212
		3,974,279
Commitments and contingencies		
Shareholders' deficiency		(1,811,837)
	$	4,156,844

Mother Road Brewing Company

Consolidated Statement of Operations

Year Ended December 31, 2023

Revenues	$	9,939,896
Cost of revenues		5,683,099
Gross profit		4,256,797
General and administrative expenses		5,220,974
		(964,177)
Other operating:		
Rental income		36,626
Gain on sale of assets		25,115
Loss from operations		(902,436)
Other income (expense):		
Interest expense		(340,930)
		(340,930)
Net loss	$	(1,243,366)

See notes to consolidated financial statements.

Mother Road Brewing Company

Consolidated Statement of Shareholders' Deficiency

Year Ended December 31, 2023

	Common stock, no par value						
	Shares						
	Authorized	Issued	Outstanding	Amount	Treasury stock (409 shares, at cost at December 31, 2023)	Accumulated deficit	Total
Balance, December 31, 2022	100,000	60,000	59,306	$ 1,392,972	$ (26,715)	$ (2,247,478)	$ (881,221)
Net loss	-	-	-	-	-	(1,243,366)	(1,243,366)
Repurchase of stock	-	-	(220)	-	(66,000)	-	(66,000)
Stock issuance	-	-	505	368,759	9,991	-	378,750
Balance, December 31, 2023	100,000	60,000	59,591	$ 1,761,731	$ (82,724)	$ (3,490,844)	$ (1,811,837)

See notes to consolidated financial statements.

Mother Road Brewing Company

Consolidated Statement of Cash Flows

Year Ended December 31, 2023

Cash flows from operating activities:	
Net loss	$ (1,243,366)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	483,484
Gain on sale of assets	(25,115)
Changes in operating assets and liabilities:	
Accounts receivable	239,194
Inventory	79,357
Prepaid expenses	205,980
Accounts payable	(38,326)
Accrued expenses	189,727
Total adjustments	1,134,301
Net cash used in operating activities	(109,065)
Cash flows from investing activities:	
Purchases of property and equipment	(140,951)
Proceeds from sale of property and equipment	96,235
Net cash used in investing activities	(44,716)
Cash flows from financing activities:	
Payments on long-term debt	(200,262)
Payments on debenture bonds	(30,000)
Borrowings on notes payable, shareholders	66,000
Payments on notes payable, shareholders	(87,109)
Payments on finance lease obligation	(64,669)
Issuance of stock	378,750
Repurchase of stock	(66,000)
Net cash used in financing activities	(3,290)
Net decrease in cash and cash equivalents	(157,071)
Cash and cash equivalents, beginning	254,761
Cash and cash equivalents, ending	$ 97,690

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Year Ended December 31, 2023

1. Description of business and summary of significant accounting policies:

Description of business:

Mother Road Brewing Company (Mother Road) was incorporated in January 2010 under the laws of the state of Arizona. Mother Road manufactures beer in Flagstaff, Arizona.

Hospitality on 66, LLC (H66) was formed in January 2022 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. H66 operates a pub with related merchandise in Flagstaff, Arizona. H66 is wholly owned by Mother Road.

Western Welcome, LLC (Western Welcome) was formed in August 2021 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. Western Welcome was formed to eventually hold trademarks. Western Welcome is wholly owned by Mother Road. There was no activity during 2023.

Inverted 99, LLC (Inverted 99) was formed in July 2022 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. Inverted 99 is wholly owned by Mother Road. There was no activity during 2023.

Each Company's viability is dependent upon the strength of the national and local economies, the hospitality and retail industries, and Mother Road's ability to collect on its contracts.

Principles of consolidation:

The consolidated financial statements of Mother Road Brewing Company (the Company) include all the accounts of Mother Road and its wholly owned subsidiaries, H66, Welcome Western and Inverted 99, which have been consolidated in accordance with U.S. generally accepted accounting principles (GAAP). All significant intercompany accounts and transactions have been eliminated.

Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions. Actual results could differ materially from such estimates and assumptions.

1. Description of business and summary of significant accounting policies (continued):

Adoption of new accounting standard:

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, *Measurement of Credit Losses on Financial Instruments* (Topic 326), which significantly changed how entities measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in Topic 326 are trade accounts receivable.

The Company adopted Topic 326 effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Revenue recognition:

The Company recognizes revenue for wholesale distribution, restaurant and retail sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts.

Transaction price:

The transaction price is the amount of consideration the Company expects to be entitled to in exchange for transferring goods to the customer.

Performance obligations:

Contracts are considered to contain a single performance obligation if the promise to transfer individual goods or services is not separately identifiable from other promises in the contracts primarily because the Company provides a significant service of integrating a complex set of tasks and components into a single project or capability.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company places its cash and cash equivalents with various credit institutions. At times, such investments may be in excess of the FDIC insurance limit; however, management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable:

The Company records accounts receivable for its unconditional rights to consideration arising from performance under contracts with customers. The Company grants credit to its customers, generally without collateral or interest. The carrying value of such receivables, net of allowance for credit loss, represents their estimated net realizable value. At January 1, 2023, the balance of accounts receivable was $239,194.

1. Description of business and summary of significant accounting policies (continued):

Accounts receivable (continued):

Management considers all accounts over 30 days to be past due and provides an allowance for credit loss based upon prior experience and management's assessment of the collectibility of specific accounts. Doubtful accounts are periodically reviewed for collectibility and charged against operations when management determines that all collection efforts have been exhausted. At December 31, 2023, accounts receivable were $0.

Inventory:

Inventory, comprised of raw materials, work in process, finished goods and merchandise, is stated at the lower of cost (first-in, first-out method) or net realizable value.

Property, equipment and depreciation and amortization:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the asset or the length of the related lease term.

Leases:

The Company leases buildings and equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Under Topic 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses a risk-free rate based on the information available at lease commencement. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Finance lease assets are included in property and equipment in the accompanying balance sheet. Operating lease assets also include any lease payments made and exclude any lease incentives. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

1. Description of business and summary of significant accounting policies (continued):

Leases (continued):

Certain of the Company's lease agreements include provisions for variable rent payments, which are based on changes in the consumer price index (CPI). Lease liabilities are not remeasured as a result of changes in CPI; instead, changes in CPI are treated as variable lease payments and are excluded from the measurement of lease assets and lease liabilities. These payments are recognized in the period in which the related obligation was incurred.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately, with amounts allocated to the lease and non-lease components based on stand-alone prices.

The Company has elected to apply the short-term lease exemption to one of its classes of underlying assets. In 2023, the Company has only a small number of leases within this class of underlying asset that qualify for the exemption.

Liquor licenses:

The cost of obtaining transferable liquor licenses are capitalized. These are considered indefinite life assets, and therefore are not amortized.

Advertising:

The Company follows a policy of charging the costs of advertising to expense as incurred. Total advertising expense for 2023 was $390,402.

Workers' compensation insurance:

The Company has purchased workers' compensation insurance from an independent third party under a retrospectively rated policy. Under the policy, premiums may be adjusted subsequent to the policy year-end depending upon actual claims experience. Management estimates its workers' compensation expense based on the premiums charged and does not believe actual expense would be materially different. Due to the nature of the expense, it is at least reasonably possible that the estimates used will change within the near term.

Income taxes:

Mother Road files corporate income tax returns for federal and state purposes. H66, Western Welcome and Inverted 99 are disregarded entities for income tax purposes, as such their activity is included in the tax returns of Mother Road.

Deferred income taxes are provided for temporary differences arising primarily from straight-line depreciation in the consolidated financial statements and accelerated depreciation for income taxes. Deferred income taxes are also recognized for net operating losses that are available to offset future taxable income and general business tax credits that are available to offset future federal income taxes.

1. Description of business and summary of significant accounting policies (continued):

Income taxes (continued):

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of permanent differences such as meals and entertainment which are not fully deductible for tax purposes. In addition, a portion of payroll taxes paid on employee tips is claimed as an income tax credit in lieu of a deduction.

From time to time, the Company may be subject to interest and penalties assessed by various taxing authorities, which have historically been insignificant. Penalties will be classified as general and administrative expenses and interest as other expense, if they occur.

Subsequent events:

The Company's management has evaluated the events that have occurred subsequent to December 31, 2023 through May 14, 2024, the date that the consolidated financial statements were available to be issued. Management has no responsibility to update these consolidated financial statements for events and circumstances occurring after this date.

2. Inventory:

Raw materials	$ 471,046
Work in process	336,988
Finished goods	104,577
Merchandise	68,960
	$ 981,571

3. Property and equipment:

Finance lease asset	$ 255,416
Furniture and fixtures	117,540
Leasehold improvements	1,628,396
Machinery and equipment	2,996,116
Office equipment	10,299
Vehicles	37,000
	5,044,767
Less accumulated depreciation and amortization	(3,087,899)
	$ 1,956,868

4. Leases:

The Company leases real estate and equipment under noncancelable operating and finance leases, which expire at various dates through November 2034. As of December 31, 2023, assets recorded under finance leases were $255,416 and accumulated depreciation associated with finance leases was $66,131.

In addition, the Company leases space at storage facilities under various short term leases, and subleases a vehicle under a short term lease.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from 1 to 10 years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. Certain leases also include options to purchase the leased property. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used.

The components of lease cost are as follows:

Finance lease cost:		
Amortization of finance lease assets, included in depreciation and amortization	$	60,274
Interest, included in interest expense		12,427
Operating lease cost, included in operating expenses		228,620
Short-term lease cost, included in operating expenses		138,500
Variable lease payments, included in operating expenses		28,359
Total lease cost	$	468,180

Cash flow information related to leases is as follows:

Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows - finance leases	$	11,935
Financing cash flows - finance leases		64,669
Operating cash flows - operating leases		228,620
Lease assets obtained in exchange for lease liabilities:		
Finance leases		137,312

Other information related to leases is as follows:

Lease term (in years) and discount rate:	
Weighted-average remaining lease term, finance leases	2.5
Weighted-average discount rate, finance leases	9.3 %
Weighted-average remaining lease term, operating leases	8.0
Weighted-average discount rate, operating leases	1.4 %

4. Leases (continued):

The maturities of lease liabilities as of December 31, 2023 were as follows:

Year ending December 31,	Operating	Finance
2024	$ 227,780	$ 93,248
2025	218,540	93,248
2026	63,740	19,955
2027	63,740	7,083
2028	63,740	5,903
Thereafter	377,127	-
Total lease payments	1,014,667	219,437
Less interest	(62,155)	(26,597)
Present value of lease liabilities	$ 952,512	$ 192,840

The present value of lease liabilities are reported in the balance sheet as follows:

Current portion of obligations under finance leases	$ 78,131
Finance lease obligations, net of current portion	114,709
Current portion of operating leases obligations	215,300
Operating lease obligations, net of current portion	737,212
	$ 1,145,352

5. Long-term debt:

Note payable, Small Business Administration, payable in monthly installments of $4,974 including interest at 3.75% from January 2023 through May 2050, collateralized by certain assets of the Company. Interest is accrued during the payment deferral period.	$ 1,000,000
Note payable, Live Oak Bank, payable in monthly installments of $10,300 including interest at prime (8.50% at December 31, 2023) plus 2.00% through June 2031, collateralized by certain assets of the Company and guaranteed by a shareholder.	787,876
Note payable, North Star, payable in monthly installments of $1,295 including interest at 7.00% through July 2025, collateralized by certain assets of the Company.	23,202
Note payable, Live Oak Bank, payable in monthly installments of $14,299 including interest at prime (8.50% at December 31, 2023) plus 2.75% through September 2032, collateralized by certain assets of the Company and guaranteed by a shareholder and life insurance policy.	1,116,206

5. Long-term debt (continued):

Note payable, Victory Packaging, payable in monthly installments of $4,769 including interest at 6.00% through October 2026, collateralized by certain assets of the Company.	$ 148,760
	3,076,044
Less current portion	(247,297)
	$ 2,828,747

Future maturities of long-term debt are as follows:

Year ending December 31,	
2024	$ 247,297
2025	277,654
2026	274,580
2027	240,954
2028	25,274
Thereafter	2,010,285
	$ 3,076,044

6. Debenture bonds payable:

Bonds payable, interest due and payable quarterly at rates ranging from 4.00% to 4.50%, with a balloon payment due at maturity, expiring at various dates between October 2024 and August 2028, uncollateralized.	$ 109,000
Less current portion	(50,000)
	$ 59,000

Future maturities of debenture bonds payable are as follows:

Year ending December 31,	
2024	$ 50,000
2025	14,000
2026	-
2027	5,000
2028	40,000
	$ 109,000

7. Notes payable, shareholders:

Notes payable, shareholders, payable in aggregate monthly installments of $10,554 including interest ranging from 7% to 12%, maturing at various dates between April 2024 and November 2027, collateralized by certain assets of the Company. One of the notes has a balloon payment of $66,000 due in April 2024.	$	395,956
Less current portion		(161,345)
	$	234,611

Future maturities of notes payable, shareholders are as follows:

Year ending December 31,		
2024	$	161,345
2025		104,416
2026		70,539
2027		59,656
	$	395,956

8. Accrued expenses:

Credit card payable	$	161,437
Gift card accrual		29,664
Interest payable		40,722
Keg deposits		191,572
Payroll		98,168
Other		40,004
	$	561,567

9. Related party transaction:

In June 2023, the Company obtained a loan from a shareholder for $10,000. The loan was repaid in July 2023. The Company paid the shareholder $500 in interest during the year related to this transaction.

10. Income taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2023 are presented below:

Deferred tax assets:	
Net operating loss carryforwards	$ 935,000
General business income tax credits	119,000
Other	16,000
Total gross deferred tax assets	1,070,000
Deferred tax liabilities:	
Property and equipment	(211,000)
Intangibles	(2,000)
Total gross deferred tax liabilities	(213,000)
Valuation allowance	(857,000)
Net deferred tax asset	$ -

At December 31, 2023, the Company has federal and Arizona net operating losses of approximately $3,770,000. These net operating losses are available to offset future taxable income. Approximately $688,000 of these losses will begin to expire in 2034 for federal purposes. For state purposes all losses have a twenty-year carryforward period, as such losses will begin to expire in 2034.

At December 31, 2023, the Company has approximately $119,000 in federal general business income tax credit carryforwards available to offset future federal income taxes. These credits will begin to expire in 2036.

The Company has no assurance that future taxable income will be sufficient to fully utilize the deferred tax assets as computed. Consequently, the Company determined that a valuation allowance was needed at December 31, 2023 to reduce all deferred tax assets to zero. The valuation allowance increased by $334,000 for the year ended December 31, 2023.

11. Retirement plan:

The Company maintains a 401(k) plan covering all employees who have completed six months of service and are at least 21 years of age. Participants can elect to make limited salary deferral contributions and the Company has the option to make additional matching contributions to the plan at the discretion of the board of directors. The Company contributed $57,138 during 2023.

12. Contingencies:

Litigation:

From time to time, the Company may be party to certain pending or threatened lawsuits arising out of or incident to the ordinary course of business for which it carries general liability and other insurance coverages. In the opinion of management and based upon consultation with legal counsel, resolution of any pending or threatened lawsuits will not have a material adverse effect on the Company's consolidated financial statements.

Paycheck Protection Program (PPP) loan:

The Company obtained a $255,100 loan under the PPP that was forgiven in August 2021. The SBA may undertake a review of a loan of any size during the ten-year period following forgiveness. The review will include the loan forgiveness application, as well as whether the Company met the eligibility requirements of the program and received the proper loan amount. The timing and outcome of any SBA review is not known.

13. Statement of cash flows:

Supplemental disclosure of cash flow information:

Cash paid for interest during 2023 was $360,090.

14. Concentrations of credit risk:

At times, sales with particular customers may constitute a concentration in accordance with accounting standards. One customer comprised 68% of revenues for the year then ended December 31, 2023.

15. Management's plans:

The Company has incurred significant losses to date, has negative cash flows from operations, and has a members' deficiency. The Company has been negatively affected by the cost of some key ingredients and other operating costs. In addition, certain items were not available when needed, which delayed production and/or increased costs for an alternative. The Company has been successful this year in finding alternative sources of key ingredients at lower costs. In addition key processes have been changed to reduce costs.

During 2024, through the report date, the company obtained $800,000 of additional debt and raised $97,500 through the sale of additional common stock.

15. Management's plans (continued):

Meanwhile, the Company continues to grow in early 2024. There are new products in the distribution channels along with expanded distribution of current products, which they anticipate driving future grow. In addition, the company implemented a price increase effective January 1, 2024. Management believes these items will increase profitability.

In addition, the Company is planning to launch a CrowdFunding offering in late Q2 or early Q3 of 2024 in order to pay off some debt and fund new product offerings.

16. Subsequent events:

In January 2024, the Company entered into a loan with a shareholder for $75,000, accruing interest at 10.63%. All principal and interest is due in January 2025.

In January 2024, the Company entered into a loan with a shareholder for $10,000, accruing interest at 6%. All principal and interest is due in January 2027.

In January 2024, the Company entered into a loan with a shareholder for $50,000, accruing interest at 6%. All principal and interest is due in January 2027.

In January 2024, the Company entered into a loan for equipment valued at $664,502. The loan is payable in payments of $13,474, including interest at 8% interest, and matures in 5 years.

Mother Road Brewing Company

Year Ended December 31, 2022

BeachFleischman
collaborate forward

Mother Road Brewing Company

Year Ended December 31, 2022

CONTENTS

BeachFleischman
collaborate forward

BeachFleischman

Independent Auditors' Report

Board of Directors
Mother Road Brewing Company
Flagstaff, Arizona

Opinion

We have audited the accompanying consolidated financial statements of Mother Road Brewing Company, which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mother Road Brewing Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Mother Road Brewing Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Implementation of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, on January 1, 2022, the Company adopted FASB Topic 842, *Leases*. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mother Road Brewing Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Mother Road Brewing Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Mother Road Brewing Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BeachFleischman PLLC

Phoenix, Arizona
January 23, 2024

Mother Road Brewing Company

Consolidated Balance Sheet

December 31, 2022
(See Independent Auditors' Report)

Assets

Current assets:		
Cash and cash equivalents	$	254,761
Accounts receivable		239,194
Inventory		1,060,928
Prepaid expenses		342,790
Total current assets		1,897,673
Property and equipment, net		2,233,209
Operating lease assets		1,166,130
Deposits		11,393
Liquor licenses		20,000
		3,430,732
	$	5,328,405

Liabilities and Shareholders' Deficiency

Current liabilities:		
Current portion of long-term debt	$	232,999
Current portion of debenture bonds payable		75,000
Current portion of note payable, shareholder		87,083
Current portion of finance lease obligation		38,879
Current portion of operating lease obligations		214,288
Accounts payable		719,088
Accrued expenses		371,840
Total current liabilities		1,739,177
Long-term debt, net of current portion		3,043,307
Debenture bonds payable, net of current portion		64,000
Note payable, shareholder, net of current portion		329,982
Operating lease obligations, net of current portion		951,842
Finance lease obligations, net of current portion		81,318
		4,470,449
Commitments and contingencies		
Shareholders' deficiency		(881,221)
	$	5,328,405

See notes to consolidated financial statements.

Mother Road Brewing Company

Consolidated Statement of Operations

Year Ended December 31, 2022
(See Independent Auditors' Report)

Revenues	$ 8,385,643
Cost of revenues	4,774,817
Gross profit	3,610,826
General and administrative expenses	4,408,778
	(797,952)
Other operating:	
Insurance proceeds	116,451
Rental income	24,000
Loss on sale of assets	(5,488)
Loss from operations	(662,989)
Other income (expense):	
Miscellaneous income	401
Interest expense	(204,583)
Interest income	5,585
	(198,597)
Net loss	$ (861,586)

See notes to consolidated financial statements.

Mother Road Brewing Company

Consolidated Statement of Shareholders' Deficiency

Year Ended December 31, 2022
(See Independent Auditors' Report)

	Common stock, no par value						
	Shares						
	Authorized	Issued	Outstanding	Amount	Treasury stock (694 shares, at cost at December 31, 2022)	Accumulated deficit	Total
Balance, December 31, 2021	60,000	60,000	59,327	$ 1,392,972	$ (20,415)	$ (1,385,892)	$ (13,335)
Net loss	-	-	-	-	-	(861,586)	(861,586)
Repurchase of stock	-	-	(21)	-	(6,300)	-	(6,300)
Balance, December 31, 2022	60,000	60,000	59,306	$ 1,392,972	$ (26,715)	$ (2,247,478)	$ (881,221)

See notes to consolidated financial statements.

Mother Road Brewing Company

Consolidated Statement of Cash Flows

Year Ended December 31, 2022
(See Independent Auditors' Report)

Cash flows from operating activities:	
Net loss	$ (861,586)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	371,809
Change in operating leases	(6,317)
Loss on sale of assets	5,488
Changes in operating assets and liabilities:	
Accounts receivable	(149,556)
Inventory	(322,236)
Prepaid expenses	(215,402)
Refundable payroll taxes	283,962
Accounts payable	456,629
Accrued expenses	116,486
Total adjustments	540,863
Net cash used in operating activities	(320,723)
Cash flows from investing activities:	
Purchases of property and equipment	(758,077)
Proceeds from sale of liquor licenses	30,000
Proceeds from sale of property and equipment	20,260
Net cash used in investing activities	(707,817)
Cash flows from financing activities:	
Borrowings on long-term debt	600,000
Payments on long-term debt	(212,108)
Payments on debenture bonds	(42,000)
Borrowings on notes payable, shareholders	375,000
Payments on notes payable, shareholders	(19,905)
Borrowings on finance lease obligation	118,104
Payments on finance lease obligation	(5,941)
Repurchase of stock	(6,300)
Net cash provided by financing activities	806,850
Net decrease in cash and cash equivalents	(221,690)
Cash and cash equivalents, beginning	476,451
Cash and cash equivalents, ending	$ 254,761

Notes to Consolidated Financial Statements

Year Ended December 31, 2022
(See Independent Auditors' Report)

1. Description of business and summary of significant accounting policies:

Description of business:

Mother Road Brewing Company (Mother Road) was incorporated in January 2010 under the laws of the state of Arizona. Mother Road manufactures beer in Flagstaff, Arizona.

Hospitality on 66, LLC (H66) was formed in January 2022 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. H66 operates a pub with related merchandise in Flagstaff, Arizona. H66 is wholly owned by Mother Road.

Western Welcome, LLC (Western Welcome) was formed in August 2021 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. Western Welcome was formed to eventually hold trademarks. Western Welcome is wholly owned by Mother Road. There was no activity during 2021 or 2022.

Inverted 99, LLC (Inverted 99) was formed in July 2022 under the laws of the state of Arizona. As a limited liability company, the member's liability is limited. Inverted 99 is wholly owned by Mother Road. There was no activity during 2022.

Each Company's viability is dependent upon the strength of the national and local economies, the hospitality and retail industries, and Mother Road's ability to collect on its contracts.

Principles of consolidation:

The consolidated financial statements of Mother Road Brewing Company (the Company) include all the accounts of Mother Road and its wholly owned subsidiaries, H66 and Welcome Western, which have been consolidated in accordance with U.S. generally accepted accounting principles (GAAP). All significant intercompany accounts and transactions have been eliminated.

Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions. Actual results could differ materially from such estimates and assumptions.

1. Description of business and summary of significant accounting policies (continued):

Adoption of new accounting standard:

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). Topic 842, which supersedes Topic 840, requires a lessee to recognize a lease asset and related lease liability on the balance sheet. The Company adopted Topic 842 as of January 1, 2022 using the effective date method and recognized and measured leases existing at January 1, 2022 through a cumulative effect adjustment. The Company did not restate prior comparative periods as presented under Topic 840 and instead evaluated whether a cumulative effect adjustment to retained earnings as of January 1, 2022 was necessary for the cumulative impact of adoption of Topic 842. The Company elected the package of practical expedients permitted under the transition guidance within the new standard which, among other things, allowed the Company to carry forward the historical lease classification, not reassess whether any expired or existing contracts contain leases and not reassess initial direct costs on existing leases.

As a result of adopting Topic 842 effective January 1, 2022, the Company recorded additional net lease assets and related lease liabilities of $1,377,257. Adoption of the new standard did not materially impact the Company's net loss, shareholders' deficit, or cash flows.

Revenue recognition:

The Company recognizes revenue for wholesale distribution, restaurant and retail sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts.

Transaction price:

The transaction price is the amount of consideration the Company expects to be entitled to in exchange for transferring goods to the customer.

Performance obligations:

Contracts are considered to contain a single performance obligation if the promise to transfer individual goods or services is not separately identifiable from other promises in the contracts primarily because the Company provides a significant service of integrating a complex set of tasks and components into a single project or capability.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company places its cash and cash equivalents with various credit institutions. At times, such investments may be in excess of the FDIC insurance limit; however, management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

1. Description of business and summary of significant accounting policies (continued):

Accounts receivable:

The Company records accounts receivable for its unconditional rights to consideration arising from performance under contracts with customers. The Company grants credit to its customers, generally without collateral or interest. The carrying value of such receivables, net of allowance for doubtful accounts, represents their estimated net realizable value. At January 1, 2022, the balance of accounts receivable was $89,638.

Management considers all accounts over 30 days to be past due and provides an allowance for doubtful accounts based upon prior experience and management's assessment of the collectibility of specific accounts. Doubtful accounts are periodically reviewed for collectibility and charged against operations when management determines that all collection efforts have been exhausted. As of December 31, 2022, accounts receivable were considered fully collectible by management; therefore, no allowance for doubtful accounts has been provided.

Inventory:

Inventory, comprised of raw materials, work in process, finished goods and merchandise, is stated at the lower of cost (first-in, first-out method) or net realizable value.

Property, equipment and depreciation and amortization:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the asset or the length of the related lease term.

Leases:

The Company leases buildings and equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Under Topic 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

1. Description of business and summary of significant accounting policies (continued):

Leases (continued):

Lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company’s leases do not provide an implicit rate, to determine the present value of lease payments, management uses a risk-free rate based on the information available at lease commencement. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Finance lease assets are included in property and equipment in the accompanying balance sheet. Operating lease assets also include any lease payments made and exclude any lease incentives. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Certain of the Company's lease agreements include provisions for variable rent payments, which are based on changes in the consumer price index (CPI). Lease liabilities are not remeasured as a result of changes in CPI; instead, changes in CPI are treated as variable lease payments and are excluded from the measurement of lease assets and lease liabilities. These payments are recognized in the period in which the related obligation was incurred.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately, with amounts allocated to the lease and non-lease components based on stand-alone prices.

Liquor licenses:

The cost of obtaining transferable liquor licenses are capitalized. These are considered indefinite life assets, and therefore are not amortized.

Advertising:

The Company follows a policy of charging the costs of advertising to expense as incurred. Total advertising expense for 2022 was $286,789.

Workers' compensation insurance:

The Company has purchased workers' compensation insurance from an independent third party under a retrospectively rated policy. Under the policy, premiums may be adjusted subsequent to the policy year-end depending upon actual claims experience. Management estimates its workers' compensation expense based on the premiums charged and does not believe actual expense would be materially different. Due to the nature of the expense, it is at least reasonably possible that the estimates used will change within the near term.

1. Description of business and summary of significant accounting policies (continued):

Research and development:

Research and development costs are charged to expense as incurred. Research and development expenses were $664 for the year ended December 31, 2022.

Income taxes:

Mother Road files corporate income tax returns for federal and state purposes. H66 is a disregarded entity for income tax purposes, as such its activity is included in the tax returns of Mother Road.

Deferred income taxes are provided for temporary differences arising primarily from straight-line depreciation in the consolidated financial statements and accelerated depreciation for income taxes. Deferred income taxes are also recognized for net operating losses that are available to offset future taxable income and general business tax credits that are available to offset future federal income taxes.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of permanent differences such as officers' life insurance and meals and entertainment which are not fully deductible for tax purposes. In addition, a portion of payroll taxes paid on employee tips is claimed as an income tax credit in lieu of a deduction.

From time to time, the Company may be subject to interest and penalties assessed by various taxing authorities, which have historically been insignificant. Penalties will be classified as general and administrative expenses and interest as other expense, if they occur.

Subsequent events:

The Company's management has evaluated the events that have occurred subsequent to December 31, 2022 through January 23, 2024, the date that the consolidated financial statements were available to be issued. Management has no responsibility to update these consolidated financial statements for events and circumstances occurring after this date.

2. Inventory:

Raw materials	$ 707,100
Work in process	206,921
Finished goods	72,344
Merchandise	74,563
	$ 1,060,928

3. Property and equipment:

Finance lease asset	$ 135,004
Furniture and fixtures	97,343
Leasehold improvements	1,601,271
Machinery and equipment	3,070,270
Office equipment	6,385
Vehicles	37,000
	4,947,273
Less accumulated depreciation and amortization	(2,714,064)
	$ 2,233,209

4. Leases:

The Company leases real estate and equipment under noncancelable operating and finance leases, which expire at various dates through November 2034. As of December 31, 2022, assets recorded under finance leases were $135,004 and accumulated depreciation associated with finance leases was $13,100.

In addition, the Company leases space at storage facilities under various short term leases, and subleases a vehicle under a short term lease.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from 1 to 10 years. Only lease options that the Company believes are reasonably certain to be exercised are included in the measurement of the lease assets and liabilities. Certain leases also include options to purchase the leased property. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used.

The components of lease cost are as follows:

Finance lease cost:	
Amortization of finance lease assets, included in depreciation and amortization	$ 8,976
Interest, included in interest expense	1,758
Operating lease cost, included in operating expenses	228,620
Short-term lease cost, included in operating expenses	87,704
Total lease cost	$ 327,058

4. Leases (continued):

Cash flow information related to leases is as follows:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows - operating leases	$ 228,620
Operating cash flows - finance leases	447
Financing cash flows - finance leases	5,941
Lease assets obtained in exchange for lease liabilities:	
Operating leases	1,377,257

Other information related to leases is as follows:

Lease term (in years) and discount rate:	
Weighted-average remaining lease term, operating leases	8.3
Weighted-average remaining lease term, finance leases	2.8
Weighted-average discount rate, operating leases	1.4 %
Weighted-average discount rate, finance leases	6.7 %

The maturities of lease liabilities as of December 31, 2022 were as follows:

Year ending December 31,	Operating	Finance
2023	$ 228,620	$ 45,910
2024	227,780	43,780
2025	218,540	43,780
2026	63,740	-
2027	63,740	-
Thereafter	440,867	-
Total lease payments	1,243,287	133,470
Less interest	(77,157)	(13,273)
Present value of lease liabilities	$ 1,166,130	$ 120,197

The present value of lease liabilities are reported in the balance sheet as follows:

Current portion of operating leases obligations	$ (214,288)
Operating lease obligations, net of current portion	(951,842)
Current portion of obligations under finance leases	(38,879)
Finance lease obligations, net of current portion	(81,318)
	$ (1,286,327)

5. Long-term debt:

Note payable, Small Business Administration, payable in monthly installments of $4,974 including interest at 3.75% from January 2023 through May 2050, collateralized by certain assets of the Company. Interest is accrued during the payment deferral period.	$ 1,000,000
Note payable, Live Oak Bank, payable in monthly installments of $10,300 including interest at prime (7.50% at December 31, 2022) plus 2.00% through June 2031, collateralized by certain assets of the Company and guaranteed by a shareholder.	855,292
Note payable, North Star, payable in monthly installments of $1,295 including interest at 7.00% through July 2025, collateralized by certain assets of the Company.	36,568
Note payable, Live Oak Bank, payable in monthly installments of $14,299 including interest at prime (7.50% at December 31, 2022) plus 2.75% through November 2032, collateralized by certain assets of the Company and guaranteed by a shareholder and life insurance policy.	1,188,922
Note payable, Victory Packaging, payable in monthly installments of $4,769 including interest at 6.00% through October 2026, collateralized by certain assets of the Company.	195,524
	3,276,306
Less current portion	(232,999)
	$ 3,043,307

Future maturities of long-term debt are as follows:

Year ending December 31,	
2023	$ 232,999
2024	247,297
2025	277,654
2026	274,580
2027	240,954
Thereafter	2,002,822
	$ 3,276,306

6. Debenture bonds payable:

Bonds payable, interest due and payable quarterly at rates ranging from 4.00% to 4.50%, with a balloon payment due at maturity, expiring at various dates between January 2023 and May 2025, uncollateralized.	$	139,000
Less current portion		(75,000)
	$	64,000

Future maturities of debenture bonds payable are as follows:

Year ending December 31,		
2023	$	75,000
2024		50,000
2025		14,000
	$	139,000

7. Notes payable, shareholders:

Notes payable, shareholders, payable in aggregate monthly installments of $10,113 including interest ranging from 7% to 12%, maturing at various dates between December 2025 and December 2027, collateralized by certain assets of the Company.	$	417,065
Less current portion		(87,083)
	$	329,982

Future maturities of notes payable, shareholders are as follows:

Year ending December 31,		
2023	$	87,083
2024		95,345
2025		104,416
2026		70,528
2027		59,693
	$	417,065

8. Accrued expenses:

Credit card payable	$ 87,005
Gift card accrual	26,585
Interest payable	57,373
Keg deposits payable	129,344
Payroll	60,245
Other	11,288
	$ 371,840

9. Income taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2022 are presented below:

Deferred tax assets:	
Net operating loss carryforwards	$ 672,000
General business income tax credits	94,000
Other	15,000
Total gross deferred tax assets	781,000
Deferred tax liabilities:	
Property and equipment	(255,000)
Intangibles	(3,000)
Total gross deferred tax liabilities	(258,000)
Valuation allowance	(523,000)
Net deferred tax asset	$ -

At December 31, 2022, the Company has federal and Arizona net operating losses of approximately $2,676,000. These net operating losses are available to offset future taxable income. Approximately $592,000 of these losses will begin to expire in 2034 for federal purposes. For state purposes all losses have a twenty-year carryforward period, as such losses will begin to expire in 2034.

At December 31, 2022, the Company has approximately $94,000 in federal general business income tax credit carryforwards available to offset future federal income taxes. These credits will begin to expire in 2036.

The Company has no assurance that future taxable income will be sufficient to fully utilize the deferred tax assets as computed. Consequently, the Company determined that a valuation allowance was needed at December 31, 2022 to reduce all deferred tax assets to zero. The valuation allowance increased by $229,000 for the year ended December 31, 2022.

10. Retirement plan:

The Company maintains a 401(k) plan covering all employees who have completed six months of service and are at least 21 years of age. Participants can elect to make limited salary deferral contributions and the Company has the option to make additional matching contributions to the plan at the discretion of the board of directors. The Company contributed $45,187 during 2022.

11. Contingencies:

Litigation:

From time to time, the Company may be party to certain pending or threatened lawsuits arising out of or incident to the ordinary course of business for which it carries general liability and other insurance coverages. In the opinion of management and based upon consultation with legal counsel, resolution of any pending or threatened lawsuits will not have a material adverse effect on the Company's consolidated financial statements.

Paycheck Protection Program (PPP) loan:

The Company obtained a $255,100 loan under the PPP that was forgiven in August 2021. The SBA may undertake a review of a loan of any size during the ten-year period following forgiveness. The review will include the loan forgiveness application, as well as whether the Company met the eligibility requirements of the program and received the proper loan amount. The timing and outcome of any SBA review is not known.

12. Statement of cash flows:

Supplemental disclosure of cash flow information:

Cash paid for interest during 2022 was $153,155.

13. Concentrations of credit risk:

At times, sales with particular customers may constitute a concentration in accordance with accounting standards. At December 31, 2022 one customer comprised 75% of accounts receivables, and the same customer comprised 62% of revenues for the year then ended.

14. Management's plans:

The Company has incurred significant losses to date, has negative cash flows from operations, and has a members' deficiency. The Company has been negatively affected by the cost of some key ingredients and other operating costs. In addition, certain items were not available when needed, which delayed production and/or increased costs for an alternative. The Company has been successful this year in finding alternative sources of key ingredients at lower costs. In addition key processes have been changed to reduce costs.

During 2023, the company obtained $141,000 of additional debt and raised $364,000 through the sale of additional common stock.

Meanwhile, the company continued to grow during 2023 as revenue grew approximately 8%. There are new products in the distribution channels along with expanded distribution of current products, which they anticipate driving future grow. In addition, the company implemented a price increase effective January 1, 2024. Management believes these items will increase profitability.

15. Subsequent events:

In April 2023, the Company entered into a shareholder loan agreement for $66,000. The loan requires monthly interest-only payments at 8%, with a balloon payment due at maturity during April 2024.

In January 2024, the Company entered into a loan with the same shareholder for $75,000, with 10.63% interest. All principal and interest is due in January 2025.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Building community one pint at a time

At Mother Road Brewing Company, our purpose is to brew distinguished beers and build community one pint at a time. Author John Steinbeck gave Route 66 the moniker 'the mother road' in his classic novel The Grapes of Wrath. Route 66 is a highway steeped in history, culture, and the endless possibilities of the open road. Running through our hometown of Flagstaff, Arizona, Route 66 still holds a powerful place in our culture, and we've imbued its adventurousness and innovative spirit into the foundations of everything we build, do, and brew.

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Michael Marquess • Founder, President, CEO, Principal Accounting Officer, and Chairman of the Board

An entrepreneur with a broad background in hospitality, brewing, and community service, Michael Marquess co-founded Mother Road Brewing incorporating his loves of beer, history, and the open road into a viable business opportunity.
Michael began his interest in hospitality at age 14 when he took a 'home ec' class in high school. Between his dedicated teacher and love of food and drink, he knew this was his industry. Michael majored in Hotel and Restaurant Management at Northern Arizona University and graduated with a BS. During school he managed several independent restaurants and then went into corporate management with Wyndham Hotels.

After his corporate experience, he returned to Flagstaff where he became involved with the community through his service to several non-profits and rearing a family. He picked up the hobby of home brewing which he has enjoyed since 2000. Michael took a break from hospitality and purchased an existing real estate appraisal firm and grew that business successfully through the mid-2000s. He sold the company in 2010 to pursue Mother Road Brewing Company.

Mother Road Brewing Company has grown from three employees to a staff of over 40 and is now the 3rd largest brewery in Arizona by volume brewed. Mother Road's purpose is 'to brew distinguished beers and build community one pint at a time'. Michael guides the vision, culture, and strategic planning as well as growing high level relations and partnerships as his primary tasks.

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Peter Kruger • Chief Operating Officer

Peter attended Lewis & Clark College and brewed with Full Sail (1993-1995). He was Head Brewer at Desert Edge and in 1997 joined Bear Republic as COO/Master Brewer. He values sustainability, serving on the BA's Sustainability Committee.
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Gordon Penberthy • Chief Sales Officer

Gordon is a dedicated sales and marketing professional with over 30 years of experience in the beverage industry managing both alcoholic and non-alcoholic beverage brands throughout the state of Arizona and the Southwest.
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Dylan Prater • GM Hospitality

Dylan Prater began his hospitality career in college working for a barbecue restaurant in Tuscaloosa, Alabama. After moving back to his hometown of Chattanooga, Tennessee, he discovered that he could further pursue his passion with the Monen Family Restaurant Group, operators of multiple highly successful restaurants in the Nashville and Chattanooga areas. Dylan and his wife made the decision to move their lives out to Flagstaff in early 2020, where he has been working as the General Manager of Hospitality for Mother Road Brewing Company. Mother Road Brewing Company was a natural fit for Dylan to continue his passion for hospitality, where the goals and values of the company create inspiration for the development of the Tap Room.
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Stephen Popelka • Board Member

Thirty years active duty US Air Force, now retired. Seventeen years as owner of a financial planning practice focused on family and small business planning.
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Dennis Alonso • Board Member

Dennis' first visit to Mother Road was before it opened in 2011. When the opportunity to invest presented itself in 2015, he participated. As statewide sales took off, he served as a brand ambassador representing the company in the field.

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Dan Tavrytzky • Board Member

Dan brings more than 30 years of hospitality experience, strong business relationships, and a passion for our industry. He currently sits on the Grand Canyon Resort Corporation Board forHualapai Tourism. Prior to joining the GCRC Board, Dan was the Managing Director for theDMC Network, as well holding leadership positions at Scottsdale Convention and Visitors Bureau and Starwood Hotels & Resorts. He has also been a university educator teaching hospitality management and marketing courses at Arizona State University.

Dan has a bachelor's degree in Hotel & Restaurant Management from Northern Arizona University and a Master of Business Administration from Arizona State University. He also studied at the Universidad de Salamanca, Spain, and has a minor in Spanish. Dan and his wife of 31 years are proud parents of two adult sons and reside in the Greater Phoenix area with their beloved yellow lab, Tinsley.

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Jason (Jay) Bowers • Board Member

Jay is a champion of the brand and the culture, and is proud to be an investor and board member. He believes that the best is yet to come.

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01:44

THE PITCH

Pouring Up Passion



IT BEGAN ON A ROAD TRIP...
Founded during a family road trip, we combined our love of craft beer, history, motoring, and the spirit of Route 66. We welcome our guests and partners and invite them to be part of the Mother Road story.

Opening in November 2011, we've built our Company through strategic, organic growth – earning each guest and account. Our authentic and welcoming culture resulted in our $10 million revenue (2023) and a deliberate footprint spanning three states.



There's magic in taking four, simple ingredients, and in two weeks, having something amazing that can be shared with anyone.
– MICHAEL MARQUESS, FOUNDER
MOTHER ROAD BREWING CO.
TOWER STATION
ROADSIDE GROVE
ARIZONA
NEW MEXICO
SOUTHERN NEVADA

Hospitality is our heart and our tap room is where we perform. Our value of 'Radical Hospitality' runs through our crew – whether host, brewer, or CEO. We welcome both our locals and visitors from around the world to connect and share ideas over a pint. Through our curated merchandise selection, guests become our advocates and spread the 'Mother Road' word. Tap room operations currently provide 30% of our revenues and consume 20% of the beer brewed at Mother Road.

Beyond tap room hospitality, distribution continues to grow volume and revenues. Our partners Hensley Beverage Company, Premiere Distributing, and Nevada Beverage sell approximately 80% of our volume and account for 70% of our revenues. We've cultivated diverse accounts with over 5,300 points of distribution, ranging from national mass retailers to independents, restaurants, resorts, stadiums, and bars.


SELECT ON-PREMISE ACCOUNTS
Grand Canyon Railway & Hotel
Cornish Pasty Co
Barro's Pizza
Westward Look
Desert Diamond Casino
Casino Arizona
Footprint Center
Harkins Theatres
Pita Jungle
State Farm Stadium
Oregano's
Cold Beers & Cheeseburgers
Twin Peaks
Xanterra


RETAIL
Trader Joe's
7 Eleven
Safeway
Whole Foods Market
Target
Walmart+
QuikTrip
Total Wine & More
BevMo!
Smith's
AJ's Fine Foods
ampm
Bashas'
Albertsons
gopuff
Sprouts Farmers Market
Jacksons
Fry's

THE PROBLEM & OUR SOLUTION

From Startup to Standout

Craft Beer is a $28.9 billion market nationally[1], and Mother Road Brewing Company is capitalizing on the opportunity, operating in its home state of Arizona and the new states of New Mexico and Southern Nevada in 2023. This geography covers a population of 11.68 million residents,[2] with national chain buyers such as Circle K, Walmart, and Kroger utilizing this same strategic sales region, allowing familiarity of our brand with their buyers. We believe our distribution contracts and continued innovation will pave the way for the next phase of our growth.

Arizona, the 14th fastest-growing state[3], presents the immediate potential, with our current ACV% (all commodity volume) under 70% in Arizona, leaving ample room to build growth on our solid account base. The new states of New Mexico and Southern Nevada allow further reach and long-term opportunities, with ACV% under 5%.


NO. 1 INDEPENDENT CRAFT BEER FOR ARIZONA 182 WEEKS
MOTHER ROAD Brewing Co
TOWER STATION
2022
Greater Flagstaff Chamber of Commerce Green Business Award Winner
2022
38 Best IPAs in America
thrillist
2022
Governor's Award for Arizona's Future
2020, 2024
Discover Flagstaff EcoTourism Award Winner
2023
Best IPA in Every State (Arizona) | VINEPAIR
2024
The International Beer Cup Award Winner | Emerging IPA
2024
Brussels Beer Challenge Award Winner | Fruit Beer

As the market shifts, we're not just keeping pace; we're getting ahead of it. With a focus on intelligent growth, brewery modernization, radical hospitality, and focused research and development, we aim to transform from a manufacturing startup to a dynamo in the beverage industry.

Led by industry veterans Gordon, Peter, and Dylan, our team is dedicated to driving hospitality and brewing boundaries to secure our position as a leader in the craft beer and beverage markets. In 2023, we introduced the Tower Trio family (building on the success of Tower Station IPA), debuted 19.2-ounce cans, and, against convention, implemented table service at the tap room to increase radical hospitality for our guests.


building community one pint at a time®

Listening to our accounts and guests, we know continued excellence in beer coupled with innovation is the future of brewing. Our research and development program developed a new beer brand, Double 6, which launched on draft in Q3 2024 and is expected to launch (package) in Q2 2025. Other new beverage projects include botanically infused waters, ready-to-drink beverages ('RTDs'), and shandies. Each of these R&D beverages may be produced and packed with existing crew and facilities.

We continue to transition from a startup mindset to thoughtful long-term planning. This means investing in our future: $1M into our pack hall to reduce beer loss by 13% and reduce labor; installation of a centrifuge to increase finished beer output by 5%; and hiring the seasoned leadership and skilled operations team to guide our intelligent growth the next 5-10 years.


Mother Road Brewing Company is a valued partner and plays a crucial role in brewing great craft beers enjoyed by consumers across the state. We're proud to partner with Mother Road and excited to continue growing together.
– ANDY MCCAIN, PRESIDENT AND CEO HENSLEY BEVERAGE COMPANY
CONSERVE PROTECT

**This testimonial may not be representative of the experience of other partners and is not a guarantee of future performance or success.*

WHY INVEST

Raise Your Glass to the Future of Brewing


JOIN US
ON ROUTE 66
Join Mother Road Brewing in our quest to craft the future of craft beer, one pint at a time.

With a forward-looking vision, Mother Road Brewing Company believes it is set to expand its footprint while maintaining its authenticity and dedication to its mission and values. As we venture into our new markets of Nevada and New Mexico, investors will be part of our journey to innovate, and excel, catering to the evolving tastes of both younger and mature consumers.


Mother Road Brewing Company is an Arizona institution and they have earned that status the proper way; through passion, hard work, and quality product that has true substance in a competitive market. As a local Arizona company doing business for over 30 years, we are thrilled to be aligned and associated with Mother Road and represent our market together for all of the right reasons.
– TODD GOLDMAN, PRESIDENT
NEIGHBORHOOD RESTAURANTS
(ZIPP'S)

**This testimonial may not be representative of the experience of other partners and is not a guarantee of future performance or success.*

Cheers to growth, community, and the open road with its endless possibilities! Invest in our spirited expansion and new beverages, from our well-received existing line-up to our upcoming new N/As, RTDs, and yet-discovered beverages.

Join Mother Road in our mission to build community, one pint at a time.

Explore More Investment Opportunities on StartEngine!

Looking for more investment options in the F&B space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
1300 East Butler Avenue, Suite 200
Flagstaff, AZ 86001

WEBSITE
View Site

At Mother Road Brewing Company, our purpose is to brew distinguished beers and build community one pint at a time. Author John Steinbeck gave Route 66 the moniker 'the mother road' in his classic novel The Grapes of Wrath. Route 66 is a highway steeped in history, culture, and the endless possibilities of the open road. Running through our hometown of Flagstaff, Arizona, Route 66 still holds a powerful place in our culture, and we've imbued its adventurousness and innovative spirit into the foundations of everything we build, do, and brew.

TERMS

Mother Road Brewing Company

Overview

PRICE PER SHARE
$1

VALUATION
$41.11M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$250 - $1.15M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,152,761

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
250

MAX NUMBER OF SHARES OFFERED
1,152,761

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$4,156,844	$5,328,405
Cash & Cash Equivalents	$97,690	$254,761
Accounts Receivable	$0	$239,194
Short-Term Debt	$1,994,402	$1,739,177
Long-Term Debt	$3,974,279	$4,470,449
Revenue & Sales	$9,939,896	$8,385,643
Costs of Goods Sold	$5,683,099	$4,774,817
Taxes Paid	$0	$0
Net Income	-$1,243,366	-$861,586

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perk

Early Bird Tier 1 - Invest $10,000+ within the first 2 weeks and receive 2% bonus shares.

Early Bird Tier 2 - Invest $20,000+ within the first 2 weeks and receive 3% bonus shares.

Early Bird Tier 3 - Invest $50,000+ within the first 2 weeks and receive 5% bonus shares.

Amount-Based Perks

Wigwam Motel — Invest $250 and receive a limited edition Shareholder hat.

Roy's Cafe — Invest $500+ and receive a limited edition Shareholder hat and a $25 Gift Card for the taproom.

Blue Whale of Catoosa — Invest $1,000+ and receive a Shareholder Hat and a $50 gift card for the taproom.

Chain of Rocks Bridge — Invest $10,000+ and receive a Shareholder Hat and sensory training at the Brewery for 2.

Cadillac Ranch — Invest $25,000+ and receive a private brewery tour and tasting with the CEO & COO + limited edition Shareholder hat.

Jackrabbit 'Here It Is' — Invest $50,000+ and brew your own beer with the Mother Road crew to be served at the tap room + limited edition Shareholder hat.

**Note that all investors will be included on Shareholder emails for invites to Shareholder events. Shareholder hats and gift cards will be provided after the investment period ends with shipping and handling costs covered by Mother Road Brewing Company. Personal sensory trainings, brewery tours, tastings, and personal brewing experience will be scheduled at mutually convenient dates and times. Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Mother Road Brewing Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

NEW UPDATES

03.24.25

The Launch and Development of Double 6



In June 2024, Mother Road launched our newest core beer, Double 6. This American light beer is an easy drinker, with a refreshing, crisp experience and a low ABV of 4.4%. The goal with this brew was to have a low hop, sessionable brew, or what we like to call "beer-flavored beer."

The Mother Road crew traveled across the state to kick off the new beer, visiting accounts and earning tap placements at over 160 bars and restaurants. With a goal of retaining about 50% of our initial accounts, we are proud to share that Double 6 continues to find placements on tap at roughly 80 on-premise businesses, including Twin Peaks, JW Marriot, and Cornish Pasty Co.



The Double 6 brand is set to expand as it will soon be available in six-packs for off-premise retail sales. This follows the launch of draft accounts in our newest markets, southern Nevada and New Mexico. At the time of writing, roughly 140,000 pints of Double 6 have been brewed in our Butler production facility.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. Past success is not a guarantee of future success.

ALL UPDATES

03.17.25

Behind the Brand - Tower Station IPA


MOTHER ROAD BREWING CO
TOWER
STATION
INDIA · PALE · ALE
BREWED & CANNED ALONG HISTORIC ROUTE 66 IN FLAGSTAFF, ARIZONA
finding joy in the adventure

Tower Station IPA has become so ubiquitous in Arizona that it's unlikely that people are aware of Mother Road, but not our top beer. Our first brew of Tower Station was way back in September of 2015, and it has become a certified fan favorite since then. The Tower Station lore runs deep, with many fondly remembering the circular pop tops cans, which went away to reduce the waste.

The name Tower Station refers to the nearly century-old Route 66 Conoco gas station attached to the U-Drop Inn Café in Shamrock, Texas. If you've enjoyed a can of our flagship IPA, you may have noticed the landmark illustrated on the exterior with a 1935 Auburn Boattail Speedster alongside. This Route 66 icon has become deeply embedded in Mother Road Brewing Company's story. It is a clear nod to our love of Route 66, our appreciation of history, and an example of the automobilia motif in our brand.


CONOCO

From humble beginnings to Arizona's #1 IPA (as per VinePair rankings), it would be an understatement to say the brand has grown quite a bit. Tower Station is now available in 12oz, 16oz, and 19.20oz cans. Beer lovers can also find it on draft across Arizona, New Mexico, and Southern Nevada. Our Butler brewhouse has expanded to produce roughly 7-8 100 bbl tank equivalents of Tower Station at any given time to keep up with demand.



Tower Station's most recent evolution was the expansion to Tower Trio. The addition of two new brews brought about Blood Orange and Mango-infused versions of Tower Station, the latter being an imperial offering. These newer varieties deserve a few paragraphs on their own. However, they can be purchased alongside classic Tower Station in the Tower Trio mixed 12 pack or as part of a Tower Trio flight at the taproom (available for a special $9 price point).

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. Past success is not a guarantee of future success.

03.17.25

Introducing the Liquid Labs Taproom Brewing System


GREG BREWER

Our Taproom on Mikes Pike in Flagstaff is the birthplace of Mother Road and many of our beers. Since opening over a decade ago, the Taproom has undergone many changes. Our most recent evolution is rebranding our Taproom pilot brew system to Liquid Labs, which marks an endeavor to create exciting and experimental beers.

While we will still be providing many classic brews, our founder, Michael Marquess, wanted to create more excitement for our Taproom guests, bringing a wide variety of fun and tasty beers to our offerings. February 19th marked the release of Liquid Labs IPA, the first beer out of the newly named system. Guests present were treated to a sample pour and $5 pints for the first hour of the tapping. Spirits were high, and many pints were enjoyed, a fitting celebration of the milestone. Channel 3 News visited to cover the event.



Our Taproom brewer Greg said of the topic, “I was very excited to kick off our newly branded downtown brewhouse, Liquid Labs, with a big 9.4% Imperial IPA poured straight from the tank! This will be the start of our efforts to brew more experimental beers.”

--

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. Past success is not a guarantee of future success.

03.15.25

A Look at Mother Road's Collaborative Beers


MOTHER ROAD BREWING CO.
TIPS UP
India Pale Ale
MOTHER ROAD
Brewing Co
FLAGSTAFF ARIZONA

We believe beer collaborations provide significant opportunities for Mother Road to engage with our communities. These collaborations may include projects with local accounts like Arizona Snowbowl or other partners like Lowell Observatory. Our mission at Mother Road is to brew distinguished beers and build community one pint at a time. The breadth of our tap list, recently featuring a total of six collaborations, is an excellent representation of that mission. Here are all of the distinguished collaborative beers we have recently tapped:

No Commitments Ale Lemongrass Koji Ale with Shift Kitchen & Bar

- This beer marks the 7th annual collaboration with this James Beard Award nominated restaurant.

- This super-dry, sake-inspired light beer offers a uniquely refreshing experience. Effortlessly drinkable yet intriguingly complex, this brew is terrific for those seeking a light beer with depth and character.

Tips Up Hazy IPA

- We brewed this beer for our friends at Arizona Snowbowl. They have Tower Station and this limited-release hazy IPA available on the mountain.

- Tips Up is brewed with 2-row, white wheat and oats for a velvety mouthfeel and hopped with Amarillo, BRU-1, and Cashmere that yield citrus, pineapple, and tropical aromas and flavors.

Flag 8 Collaboration Double Dry Hopped IPA

The Flag 8 Collaboration has become a feature of Arizona Beer Week in Flagstaff. It brings together all of the breweries in town to produce a limited-release beer to celebrate the annual event- This year's brew is a Double Dry Hopped IPA coming in at 7.1%

Boldly Go Experimental IPA

- Did you know Pluto was discovered nearly 100 years ago here in Flagstaff? And the Lowell Observatory celebrates it yearly with the I Heart Pluto Festival. This year, we brewed another collaborative beer with Lowel Observatory. We landed on an experimental IPA called Boldly Go.

- The beer celebrates the 10th anniversary of the New Horizons flyby of Pluto and is brewed with Alora hops, experimental Tropics yeast, and Abstrax Skyfarm Guava.

Hops On Birch Belgian Winter Ale

- Hops On Birch is a popular taproom in Flagstaff. We were excited to brew this collaboration on our Taproom system and offer it at both our location and Hops On Birch

This Belgian Winter Ale offers a warm, spiced embrace, with the perfect balance of coriander, cardamom, and zesty orange peel.

Del Camino Barrel Aged Imperial Porter

- While the fine folks of Whiskey Del Bac didn't join us in brewing this beer, we couldn't have made such a tasty creation without their whiskey barrels!

- his imperial porter was aged for 11 months in Del Bac Whiskey barrels and was designed to offer a rich, malty, smoky flavor profile.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. Past success is not a guarantee of future success.

03.11.25

Annual Meeting of the Shareholders



On Saturday, March 1st, Mother Road Brewing Company conducted its Annual Meeting of the Shareholders. The meeting was held in Flagstaff at the Little America Hotel from 10am to 11:45am. Approximately 80 shareholders joined in the meeting in-person and another 20 through the Zoom video portal creating a Shareholder quorum.

Topics included approval of the 2023 Minutes, approval of the Board of Director's Report which included financials and Board activities for 2024, and the election of the 2025 Board of Directors: Dennis Alonso, Jason 'Jay' Bowers, Michael Marquess, Stephen Popelka, and Dan Tavrytzky; and a wide-ranging question and answer with the management team. Following the adjournment of the meeting, Shareholder guests enjoyed the hospitality of the Tap Room.

The video recording and slides are available to Shareholders by contacting Erin Wellendorf, Business Manager at erin@motherroadbeer.com. Draft meeting minutes will be sent out to all Shareholders in the coming weeks.

Thank you to all Shareholders who joined us and engaged in the conversation. It was great to share the morning meeting and afternoon hospitality with you!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.13.25

Boldly Go Release This Week



Brewed along Historic Route 66 MOTHER ROAD BREWING CO.® Flagstaff, Arizona / motherroadbeer.com
LIMITED RELEASE
CANS: INFINITELY RECYCLABLE
FLAGSTAFF, ARIZONA
BUILDING COMMUNITY
GIVE WHERE YOU LIVE
BEST ENJOYED AT 277.59 KELVIN
TEKU 3.0 GLASS
PAIRS WITH TRIDIMENTIONAL CHESS, VULCAN LUTE RECITALS & SAFELY BEAMING BACK UP AS A 'RED SHIRT'
I PLUTO FESTIVAL 2025
MOTHER ROAD BREWING CO.
BOLDLY GO
EXPERIMENTAL INDIA PALE ALE
Percival Lowell's imaginative ideas about Mars created an enduring enterprise of discovery. We celebrate the 10th anniversary of the New Horizons flyby of Pluto and its moons with our exploration of zymurgy. This Double IPA is brewed with 'quadro' triticale, Tropics™ engineered yeast, Abstrax™ Skyfarm Guava, and Alora™ hops making it a favorite in this quadrant.
ALCOHOL BY VOLUME 8.0%
ONE PINT

To celebrate Lowell Observatory's I Heart Pluto Festival, Mother Road Brewing Company is unveiling, Boldly Go, an Experimental IPA.

The Mother Road Brew Team met with Lowell's festival team, historian, and scientists to create Boldly Go. As Adam Nimoy (son of Leonard Nimoy of Star Trek fame) is a featured speaker at the festival, the team decided to theme the packaging off of Star Trek's original series and Star Trek the Motion Picture.

This is the fifth year of Mother Road's partnership with Lowell Observatory and part of Mother Road's Building Community program, supporting charitable causes and science in Flagstaff and the Southwest. The beer will be tapped and released in cans this Thursday, February 13th at 6pm at our Tap Room. The release coincides with Astronomy on Tap, with a discussion of the Science of Start Trek. This exclusive, limited can release also kicks off Mother Road's first day of Arizona Craft Beer Week.

This year's I Heart Pluto Festival celebrates the 10th anniversary of the New Horizons Mission to Pluto and the brew team decided to push our brewing boundaries to match the science. We selected an engineered yeast strain, new hop varieties, and hop terpene additions to create this Imperial IPA. These types of collaboration not only showcase the richness of our community, but also allow our team to try new ingredients and processes that may enhance our future offerings.

And, maybe we had a little fun along the way...



WHO PUT THE TRIBBLES NEAR THE GRAIN

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.10.25

Mother Road and StartEngine Reach $1M



Mother Road Brewing Company ('Mother Road') is pleased to announce it surpassed over 900 new investors and surpassed one million dollars in new investment with StartEngine in January 2025.

CEO, Michael Marquess, said "We are humbled to see so many new investors excited about Mother Road and our new R&D products such as shandies and non-alcohol beer, anticipated to come out this year. The new shareholders enthusiasm of these products is pushing our team forward."

Mother Road made the planned move to StartEngine's brokerage platform on January 8th to continue the shareholder approved raise. Our crew thanks everyone that has invested, or is considering investing!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$250
Wigwam Motel
Invest $250 and receive a limited edition Shareholder hat.

Select

$500
Roy's Cafe
Invest $500+ and receive a limited edition Shareholder hat and a $25 Gift Card for the taproom.

Select

$1,000
Blue Whale of Catoosa
Invest $1,000+ and receive a Shareholder Hat and a $50 gift card for the taproom.

Select

$10,000
Chain of Rocks Bridge
Invest $10,000+ and receive a Shareholder Hat and sensory training at the Brewery for 2.

Select

$25,000
Cadillac Ranch
Invest $25,000+ and receive a private brewery tour and tasting with the CEO & COO + limited edition Shareholder hat.

Select

$50,000
Jackrabbit 'Here It Is'
Invest $50,000+ and brew your own beer with the Mother Road crew to be served at the tap room + limited edition Shareholder hat.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

JD

Jason Damp
13 days ago

Hello, my investment closed in mid-October and I am not sure if my investor reward was ever delivered as I recently had an issue with mail theft in my neighborhood. That said, I would like to see if there was any way to check the status of the shipment.
I know a fellow investor who closed later than me and their investor reward was recently delivered.
Thanks in advance!

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1 0

MM

Michael Marquess
Mother Road Brewing Company • 10 days ago

Jason,

We sent out all of the Perks from our earlier investors. These were not tracked shipments. If you did not receive yours, please email erin@motherroadbeer.com to verify your address and we can take it from there to replace your Perk.

Kind Regards,

Michael

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0

EB

Elrycc Berkman
a month ago

Hi, when will investors receive their hat and gift card? Thanks!

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1 0

MM

Michael Marquess
Mother Road Brewing Company • a month ago

Elrycc,

Our team is preparing the second half of the Perks from investors that closed in November through January.
They will ship in the next two weeks.
Thank you.

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0

PM

Paul Mitchell
a month ago

It seems like you are in a lot of debt in a declining market. What is your plan to get to profitability?

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1 0

MM

Michael Marquess
Mother Road Brewing Company • a month ago

Paul,

As noted in our reply to your question on losses, we made changes in operations and investment in equipment to improve the COGS to 55% in 2024 (unaudited and including Direct Labor), down from 60.7% in 2023, which did not include Direct Labor. At Auditor direction, Direct Labor was broken out of overall wage expense and moved to COGS in 2024 to better monitor COGS by management. While not broken out in 2023, Direct Labor in 2024 was 7.2% of revenue. This change in COGS reduced overall expenses in 2024 and continues to positively impact expenses in 2025.

The Craft Consulting Team (our term for sales) consists of a Chief Sales Officer ('CSO'), Key Account Manager, and two account representatives. We are investing in our Craft Consultants and account service at a time many of our competing craft brewers and larger multi-nationals are reducing sales teams. It is our belief that with our account and direct consulting services, we will continue to earn account placements in both the off and on-premise markets.

In 2023 and 24, the Craft Consulting Team, CEO, and Brew Team gathered data on flavor profiles, products, and beverage trends from Nielsen, Circana, Northern Arizona University research, and interviews with our accounts. This led to research and development of new products in 2024 that continue to the present.

Development yielded Double 6, which launched draft in 2024 and is proposed to launch in late Q2 in package. This is a budget-friendly, non-craft beer that is seeing good response in 'dive bars' and with non-craft accounts. The proposed package launch is a 16-ounce six pack that is intended to market at $9.99 at release in 2025.

Beer continues to underindex with women which led to our development of flavored malt beverages ('FMBs'). We believe that increasing our beverage offerings (safely within the confines of our skills, equipment, and distribution partners) will allow us to tap into this underindexed market. These beverages are currently beta testing on draft in the Tap Room.

Lastly, we are trialing a non-alcohol beer. Two versions have tested in the Tap Room, with a third in March. Once satisfactory to both guest and Brew Team, this beer will launch in 12-ounce six packs.

We believe that lower COGS coupled with a professional Craft Consulting team and new products will allow the revenues to exceed our costs and produce profitability.

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Paul Mitchell
2 months ago

Why are you operating at a loss?
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Michael Marquess
Mother Road Brewing Company • 2 months ago

We operated at a loss in 2023 for several reasons: 1) We were under suboptimal contracts for malt, aluminum, and hops; 2) We were operating inefficiently with high waste in our fermentation to bright transfers and in canning loss of finished beer; 3) Recipes were formulated and brewed inefficiently for costs; and 4) The brewing leadership and team from 2022 were not performing optimally.

In May 2023, we hired industry veteran, Peter Kruger, as our COO. In the prior 20 months he has negotiated or extracted us from all unfavorable contracts and forged new contracts that lowered our cost of goods sold (COGS) to within the range of industry standards. After initial turnover of crew, he stabilized the brewing team and has increased productivity and lowered direct labor costs. He oversaw the investments from selection to installation of equipment to modernize the brewing and packaging processes.

In April 2024, approximately $1M was invested in a centrifuge, filling line, and conveyance. The new equipment was commissioned in late-May and fully operational by June 2024. The centrifuge increased the yield of beer from fermentation to brite by a mean of 5% and allowed for consistent haze or clarity of beer with minimal oxygen pickup. The new filler reduced our mean loss of finished beer from 12% in 2023 to Q4 2024's mean loss of 0.5% and lowered our total package oxygen ('TPO') to a mean of under 50 ppb. This allowed the brew team to produce less overall beer, at a higher quality, for a similar amount of case equivalents ('C/Es') sold in 2024.

All recipes underwent analysis and costing in 2024 by the Quality Team, led by Kyle McElhaney. Changes were made to both process and ingredients to achieve a similar high-quality beer that maintained characteristics and flavor of the original beer without guests or consumers detecting changes.

BeachFleischman, PLLC is currently conducting the financial audit for 2024. Early results are showing an operating profit (EBITDA), but these are subject to their analysis and final reporting, likely in May 2025.
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JY

James Yowk
2 months ago

What happened to the discussion forum?
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MM

Michael Marquess
Mother Road Brewing Company • 2 months ago

James,

We closed out on the original StartEngine platform and re-launched on StartEngine's updated brokerage platform. The comments on the old platform did not transfer to the new page. I am happy to answer any questions you may have on this page.

Regards,

Michael Marquess
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Michael

For us, we came up with the Mother Road we stole from John Steinbeck. I mean, if you're going to steal from someone, steal from the best in The Grapes of Wrath. And because our original brewery here is located on the 1926 alignment of route 66, we felt inspired. Thinking about families like the Joad coming west and looking for that better life and that new opportunity. And that's what it felt like to us starting a brewery. My heart and soul is food & beverage, that's where I am.

Super Fan #1

It's not all about the hipster, "Oh, hey, here's our carrot beer.

Michael

Well, hipster beers are awesome for a quick shot at Instagram, but if you really want to stay in business and be a long term investment, you've got to brew amazing beers that resonate with the consumer and the guest. That's the only way you're going to survive.

Super Fan #2

I am a Limited Visibility guy. I love Limited Vis.

Super Fan #3

My favorite drink is, right now is a Sunday Drive.

Super Fan #1

I like to drink the Tower Station.

Michael

The difference with Tower Station, every two weeks. We brew a new rendition, and then we had tasting cherets of the public here in the taproom. We'd give them a ten ounce beer, here's a comment card, and then we would take their notes and we would put our notes in, and we'd weigh about 60% on the guests and 40% on us. Re brew and do it the next day. And then we did this 6 or 7 times until we came up with the final recipe.

The difference in how we brew is we're thinking about the guest. We're always thinking about the guest and the consumer. We're asking our accounts, what do they like? We're asking our guests, what do they like? That's how you brew a great beer is by listening to the people that are purchasing your beer.

Dylan

When guests come to the taproom we want to invite them to become a part of our story.

Super Fan #4

We've been coming here with our kids growing up and now my kids are 21, and they love Mother Road.

Super Fan #2

Basically I've been coming here since 2016. So eight years, I suppose it's been at this point in time.

Peter

Craft beer has gone from sort of a cottage industry to a mature market and in a mature market efficiencies and profitability are linked hand in hand. Over the last year, we've invested in two major pieces of equipment. We purchased a centrifuge which allows us to, get clarity of our beer with a higher quality, llower oxygen and, and fresher beer, while at the same time yielding between 5 and 7% more. More beer that is able to be packaged.

We also just completed the installation of a PSA canning line. so we've gone from 65 cans per minute up to 150 cans per minute. And we've driven our loss from, around 10% down to 1% with that machine.

We also have opened up distribution in New Mexico and, and in Nevada and in both of those states, we're starting to get serious traction.

Michael

You'll notice we always put people on our labels. It's so important that you can imagine yourself being in that scene somewhere along 66.

Whether you're enjoying a picnic with Sunday Drive or you're tearing across the desert of Texas towards the power station

Super Fan #2

I ran the Imogene Pass around last year and we had Limited Vis and Tower Station waiting for us at the finish line with our friends and wives. You know, it's kind of this thing that you always look to as I've accomplished this great thing, and that's the way that I want to celebrate is by having really good beer.

Michael

When we came up with our purpose, it was to distinguish beers and build community one pint at a time. It's a longer look at how you invest in your company and your people and your community. Because looking at that long term vision where we want to continue to grow and slowly transform from just being a brewery into a beverage company.

And you're going to see that in our upcoming beverages with Non-alcohol beers, different brands, ready to drinks,

Every time I put the key in the door and turn it, it just makes me smile because we built this brewery not only one pint at a time, but we built it with all the crew over the last 12 years.

We built it with all the community and all of our guests from around the world that have visited us. It's a collaborative effort.

Route 66 is storied in American history. Join us on our journey on Mother Road and become part of our story and own a piece of us today.

ON-SCREEN TEXT

- Tower Station is the No. 1 independent Arizona IPA for 122 weeks (2023)

- Mother Road is the No. 1 independent Arizona brand family (2023)

- Mother Road Brewing Company is Arizona’s third-largest independent craft brewer.

Source for #122: https://www.beeradvocate.com/beer/profile/28391/189296/?ba=RaulMondesi

Second Campaign Page Transcript

There's really three major reasons for sustainability at Mother Road and it's James, Leland and Azalea, my three kids. I've lived here in Flagstaff for 30 years and I wanna make sure we leave Flagstaff as good as I found it and maybe even a little bit better.

Spec grain is one of the byproducts of brewing. If we had to put it into a city dump, we would be paying exorbitant fees to the city. What we do instead is we give it away free to our farmers and we're feeding about a hundred head of cattle down in the Verde Valley and about 250 head of cattle up here at the Twin Arrows area. And it's the best tasting beef you are eve going to eat.

But the second thing we're doing is trying to reduce our water use. We do this by being very efficient with our canning and processes. Also our brewing processes to make sure that water use is as low as possible. We do some carbon dioxide recapture. That's a byproduct of the brewing process as the year metabolizes the sugar, carbon dioxide, alcohol and some flavors are things that'll come off.

So we're piloting a CO_2 recapture that cleans, chills, and compresses carbon dioxide for our resuse and the brewery process, which has been helpful, especially with the cost of CO_2 going up. It's keeping more of it outta the atmosphere and it's saving us on what the truck has to bring every month. So thank you for taking a look at our offering on StartEngine for Mother Road Brewing Company. We hope you'll join us on our adventure. Cheers.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
MOTHER ROAD BREWING COMPANY,
an Arizona corporation

Pursuant to Arizona Revised Statute Section 10-1006, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation (this "**Amendment**"):

1. The name of the corporation is Mother Road Brewing Company.

2. Article 3 of the Articles of Incorporation of this corporation is hereby amended in its entirety to read as follows:

Article 3
Capital Stock

"The corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock". The total number of shares that the corporation is authorized to issue is 50,000,000 shares, divided as follows: (i) Forty-Five Million (45,000,000) shares of Class A Common Stock, no par value per share (the "**Class A Common Stock**"); and (ii) Five Million (5,000,000) shares of Class B Common Stock, no par value per share (the "**Class B Common Stock**" and, sometimes together with the Class A Common Stock, the "**Common Stock**"). The Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the shareholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder. Except as otherwise required by Title 10 of the Arizona Revised Statute, the Class B Common Stock shall have no right to vote on the election of directors or on any other matters presented to shareholders. The Board of Directors may, at any time, convert the outstanding shares of Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis, subject to adjustments for stock splits, reorganizations, and similar transactions effecting the Class A Common Stock."

Simultaneously with the effective date of this Amendment, each one (1) share of common stock issued and outstanding immediately prior to the effective date of the filing of this Amendment, is hereby split, subdivided and changed into 670 fully paid and nonassessable shares of Class A Common Stock, rounded to the nearest whole share, and each holder of record of a certificate for one (1) or more shares of common stock as of the close of business on the effective date of the filing of this Amendment, shall be entitled to receive, as soon as practicable, upon surrender of such certificate, a certificate or certificates representing 670 shares of Class A Common Stock for each one (1) share of common stock represented by the certificate of such holder, rounded to the nearest whole share. Until such time as the certificates representing the common stock to be split pursuant hereto shall have been surrendered, the certificates representing the common stock shall represent the shares of Class A Common Stock issuable upon the stock split of such common stock."

3. This Amendment shall become effective immediately upon the filing of this Certificate of Amendment.

4. This Amendment was adopted by the shareholders of the corporation on May 10, 2024, in the manner prescribed by the Arizona Revised Statutes. The designation and number of shares of the corporation issued and outstanding at the time of such adoption were 59,731 shares of common stock of the corporation, all of which shares were entitled to vote. 40,632 shares of common stock were cast for this Amendment, and the number of votes cast for this Amendment was sufficient for approval of the holders of common stock.

IN WITNESS WHEREOF, Mother Road Brewing Company, has caused this certificate to be signed by Michael W. Marquess, its Chief Executive Officer, on May 13, 2024.

By: ______________________________
Michael W. Marquess, CEO

AZ Corp. Commission
02956971

AZ CORPORATION COMMISSION
FILED

JAN 29 2010

FILE NO. 1579430-5

DO NOT PUBLISH THIS SECTION

ARTICLE 1
The corporate name must contain a corporate ending which may be "corporation," "association," "company," "limited," "incorporated" or an abbreviation of any of these words. If you are the holder or assignee of a tradename, attach tradename certificate.

ARTICLE 2
The name cannot imply that the corporation is organized for any purpose other than the initial business indicated in this article.

ARTICLE 3
The total number of authorized shares cannot be blank or "Not Applicable." The number of authorized shares must be greater than zero.

ARTICLE 4
May be in care of the statutory agent.

ARTICLE 5
The agent must provide a physical address. If the statutory agent has a P.O. Box, then they must also provide a physical description of their street address/location. The agent must sign the Articles or provide a consent to acceptance of the appointment.

ARTICLES OF INCORPORATION OF

Pursuant to A.R.S. §10-202
(An Arizona Business Corporation)

1. Name:

The name of the Corporation is:

MOTHER ROAD BREWING COMPANY

2. Initial Business:

The Corporation initially intends to conduct the business of:

MANUFACTURING BEER AND OPERATING A

PUB WITH RELATED MERCHANDISE

3. Authorized Capital:

The Corporation shall have authority to issue 1,000 shares of Common Stock.

4. Known Place of Business: (In Arizona)

The street address of the known place of business of the Corporation is:

327 WEST NAVAJO ROAD

FLAGSTAFF, ARIZONA 86001

5. Statutory Agent: (In Arizona)

The name and address of the statutory agent of the Corporation is:

MICHAEL MARQUESS

327 WEST NAVAJO ROAD

FLAGSTAFF, ARIZONA 86001

DO NOT PUBLISH THIS SECTION

ARTICLE 6
A minimum of 1 director is required.

6. Board of Directors:

The initial board of directors shall consist of 1 director(s). The name(s) and address(es) of the person(s) who is(are) to serve as the director(s) until the first annual meeting of shareholders or until his(her)(their) successor(s) is(are) elected and qualifies is(are):

Name: MICHAEL MARQUESS
Address: 327 WEST NAVAJO ROAD
City, State, Zip: FLAGSTAFF, AZ 86001

Name: ______
Address: ______
City, State, Zip: ______

Name: ______
Address: ______
City, State, Zip: ______

Name: ______
Address: ______
City, State, Zip: ______

The number of persons to serve on the board of directors thereafter shall be fixed by the Bylaws.

ARTICLE 7
A minimum of 1 incorporator is required. All incorporators must sign both the Articles of Incorporation and the Certificate of Disclosure.

7. Incorporators:

The name(s) and address(es) of the incorporator(s) is (are):

Name: MICHAEL MARQUESS
Address: 327 WEST NAVAJO ROAD
City, State, Zip: FLAGSTAFF, AZ 86001

Name: ______
Address: ______
City, State, Zip: ______

All powers, duties and responsibilities of the incorporators shall cease at the time of delivery of these Articles of Incorporation to the Arizona Corporation Commission.

8. Indemnification of Officers, Directors, Employees and Agents:

The Corporation shall indemnify any person who incurs expenses or liabilities by reason of the fact he or she is or was an officer, director, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise. This indemnification shall be mandatory in all circumstances in which indemnification is permitted by law.

9. Limitation of Liability:

To the fullest extent permitted by the Arizona Revised Statutes, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any action taken or any failure to take any action as a director. No repeal, amendment or modification of this article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director of the Corporation occurring prior to such repeal, amendment or modification.

DO NOT PUBLISH THIS SECTION

Executed this 29th day of JANUARY, 2010 by all of the incorporators.

Signed: ____________________ ____________________

MICHAEL MARQUESS
Print Name Here

Print Name Here

Phone and fax numbers are optional

PHONE (928) 380-3783

FAX (928) 556-0386

The agent must consent to the appointment by executing the consent.

Acceptance of Appointment By Statutory Agent

The undersigned hereby acknowledges and accepts the appointment

as statutory agent of the above-named corporation effective

This 29th day of JANUARY, 2010.

Signature

The Articles must be accompanied by a Certificate of Disclosure, executed within 30 days of delivery to the Commission, by all incorporators.

MICHAEL MARQUESS
Print Name Here

____

[If signing on behalf of a company serving as statutory agent, print company name here]